

RENTRAK | ANNUAL REPORT 2009

ABOUT RENTRAK

More than 20 years ago, Rentrak introduced a business model to the home entertainment industry and through its evolution revolutionized the way content performance can be measured and analyzed. With the introduction of new technologies, came new Rentrak services, each specifically created to cater to the segment of the industry they were designed to serve. As the industry grows to include more platforms, providers and operators, so too does the universe we serve.

Today, Rentrak has established a well-earned reputation as an authority on content performance throughout the entertainment industry, from the long established video platforms of broadcast television, home entertainment, and theatrical, to the emerging areas of mobile, on demand, and internet television. Our growing lineup of services has processed billions of transactions since the company's inception, and as far as we see things, this is just the beginning. In an ever-changing, always-evolving, dynamic industry such as this, there's always more to come. The future is bright with innovation, and with each new development, Rentrak promises to be there with the tools necessary to gather, interpret and utilize the intelligence required to succeed.

LETTER TO SHAREHOLDERS A2
CORPORATE EXECUTIVES & BOARD OF DIRECTORS A6
FINANCIAL SUMMARY A7
FORM 10-K 1
SHAREHOLDER INFORMATION .... INSIDE BACK COVER

TO OUR SHAREHOLDERS,

Fiscal 2009 was an exciting and successful year for Rentrak. We continued to generate solid financial results and commercially launched several new services that will not only result in more meaningful revenue for our company over time, but will also provide greater accountability and efficiency throughout our industry.

As we enter fiscal 2010 the management team of Rentrak is most excited. As our economy works its way through a difficult period Rentrak is well positioned in one of the most attractive industries in America. Americans love to be entertained at the movie theaters, in their homes and anywhere they happen to be today. Rentrak is in the middle of this wonderful industry, providing data, information and knowledge to help the industry manage its business better and understand its customers in more powerful ways.

Through an unwavering commitment to creating valuable services that best serve our customers. Rentrak has emerged as a leader in providing the industry's most in-depth content performance measurement across numerous platforms. As the TV landscape continues to fragment, and as new technologies, such as interactive TV and advanced advertising, move mainstream, it is clear that the standard small viewership samples will be insufficient in accurately measuring content delivery. Rentrak is now in an ideal position to demonstrate the overwhelming value of measuring viewership patterns in the tens of millions.

We have spent the last several years adding critical talent to our organization, investing substantially in creating proprietary technology and software, forging important relationships with business partners, and collecting vital feedback from our customers. All of these ingredients have helped us lay a solid foundation for successfully marketing higher value products and services to the most recognizable names in the media and entertainment industries.

A DEFINING YEAR

Last year at this time, we were busy at work preparing for the commercial launch of TV Essentials™, our pioneering service that addresses the specific needs of television networks, local TV stations, advertisers and agencies by aggregating anonymous, second-by-second linear television viewership data. Unlike any other television measurement service, TV Essentials offers unmatched granularity and volume of information, as well as deep analytical reporting options, providing customers with vital insights into audience flow, viewer retention and audience duplication across networks.

TODAY, FOLLOWING VERY THOROUGH DEVELOPMENT ACTIVITIES, WE HAVE SUCCESSFULLY LAUNCHED TV ESSENTIALS AHEAD OF PLAN. TO ARRIVE AT THIS POINT IN OUR EVOLUTION, WE COMPLETED SEVERAL IMPORTANT MILESTONES.

First, we built an infrastructure capable of handling the tremendous complexities and volume of linear television data. In fact, recent internal testing confirmed Rentrak's ability to process linear TV data from 100 million set-top boxes today. Our systems are now capable not only of meeting clients' current performance requirements, but of seamlessly scaling as their businesses grow. At the same time, we attracted key data partners to achieve a critical mass of data from which to collect and analyze. Next, we cracked the code of cleaning this data, matching it with the television schedule and processing it, enabling us to deliver information to customers with an easy-to-understand and highly usable software system. Rentrak is now the only company that has proven its ability to successfully capture, clean, process, deliver and analyze data on this massive scale for the national and local television viewing markets.

With the majority of our TV Essentials development activities behind us, we are now ready to market the service to potential customers. Since we are breaking new ground by changing the framework of how television has been bought and sold for more than half a century, we recognize that our sales efforts require some patience. That said, we have already announced our first TV Essentials agreements with companies including AT&T U-verse℠, Charter Communications®, DISH Networks®, HDNet®, The Inspiration Network and WealthTV.

Today, TV Essentials is gathering anonymous viewership data from more than 10 million set-top boxes on all three major TV platforms—cable, satellite and Telco—allowing us to provide customers with the information they need to best optimize their programming schedules and advertising strategies. With the economy remaining uncertain, networks, local television stations, advertisers and agencies are seeking greater efficiencies and enhanced value in their business models, and Rentrak is very well positioned to provide them with the accountability necessary to drive those outcomes.

During the year, we also launched our Digital Download Essentials™ service with partner NBC Universal (NBCU). The partnership provides NBCU with valuable insight regarding their television content purchased by consumers and downloaded via the Internet. It is estimated that the digital download marketplace will surpass $1.0 billion in consumer spending over the next three years and Rentrak is leading the charge in providing entertainment companies with the intelligence they need to maximize returns from this growing distribution platform.

We further enhanced our relationship with NBCU through a ground breaking Mobile Essentials™ deal at a time when broadband video content delivered through mobile devices is growing very quickly. A recent study by the Pew Internet and American Life Project estimated that by the year 2020, wireless devices will be the primary point of Internet access for most people around the world. We plan to play an integral role in helping this fast growing industry realize its full potential.

Rentrak's OnDemand Essentials® service continued to solidify its position during the year and now processes daily, census-level on demand data representing more than 70 million set-top boxes from 28 multiple system operators (MSOs). In fiscal 2009, we continued to build our world-class MSO customer base and, with the addition of Time Warner, Cox and other important operator partners, we are now reporting data from 99% of all operators offering on demand content. In calendar 2008, we processed more than 6 billion on demand transactions up 51% from the prior year and, as consumers engage with on demand content now more than ever before, the platform shows no signs of slowing down. With our on demand measurement and analytics capabilities providing customers with the ability to maximize their own business models, Rentrak's OnDemand Essentials has become a necessity throughout the VOD industry.

Currently, home entertainment options (including video rental and on demand television programming) remain a viable and relatively inexpensive form of entertainment for consumers, which helped Rentrak's Pay-Per-Transaction® (PPT) division to maintain its industry-leading position in fiscal 2009. At the same time, we are cognizant that the current economic climate is putting some downward pressure on both our PPT content providers and our retail clients. Additionally, the movie industry landscape is continually evolving, and although box office revenues are quite strong, fewer titles are being released, which, in turn, ultimately impacts our PPT business. Even so, we don't foresee any major paradigm shifts in the industry that threaten the ability of this business to continue providing the cash necessary to continue funding the ongoing development and launch of our Essentials suite of services.

FINALLY, OUR BOX OFFICE ESSENTIALS BUSINESS CONTINUES TO BE THE OVERWHELMINGLY DOMINANT PLAYER IN REAL-TIME BOX OFFICE MEASUREMENT. WE HAVE HELD THIS LEADERSHIP POSITION FOR MANY YEARS AND ARE WORKING TO ENSURE THAT WE CONTINUE TO PROVIDE BEST-IN-CLASS OFFERINGS TO BOX OFFICE PARTICIPANTS AROUND THE GLOBE.

Our many operational successes in fiscal 2009 resulted in total revenue of $95.0 million, up slightly from fiscal 2008. Our net income totaled $5.4 million, or $0.49 per diluted share, including tax benefits relating to adjustments as the result of the completion of a federal tax audit. Our Advanced Media & Information (AMI) division continued its substantial growth trajectory during fiscal 2009, contributing $12.6 million to total revenue and generating positive operating income for the year. Our PPT division produced the remaining $82.3 million in revenue, or approximately 87% of Rentrak's total revenue, and continued to provide the majority of our profitability and cash flow in fiscal 2009.

Cash generated from our operating activities remained strong at $8.0 million, our cash and short-term investments balance grew to $34.5 million at the end of fiscal 2009. Our balance sheet includes substantial working capital and minimal debt. This solid financial position should provide us with the sufficient resources and flexibility to achieve our goal of continually providing our entertainment industry customers with world-class measurement reporting for years to come.

LOOKING TO THE FUTURE

Currently, Rentrak's top priority is to put our TV Essentials selling strategy to work. To start, we are targeting un-served or under-served segments of the market, such as the un-rated networks and local stations that have been largely ignored until now. Although many un-rated networks have reached critical distribution mass, they have no real data to offer potential advertisers, which limits their ability to monetize their viewership. Likewise, in the current economic environment local station groups are struggling to find new ways to streamline costs and provide added value to their advertisers. Through TV Essentials, we can help both un-rated networks and local stations quickly determine the impact of their programming, promotion and advertising decisions.

In addition to working with these important groups, we will soon be offering a host of other value added services including DVR and iTV modules within TV Essentials for both national networks and local TV stations. The DVR (digital video recording) module will measure performance of both programs and individual ads and the iTV (interactive television) module will track consumer response of RFI's (requests for information), time spent, etc. Knowledge based services will be leveraged through this information. Within the next 12-18 months we expect to be tracking four to five million DVRs through this service, making Rentrak the undisputed leader in tracking DVR behavior.

We are also participating in the emerging area of advanced advertising through our OnDemand Ad Essentials service. Through an agreement with SeaChange International, the leading provider of video on demand (VOD) and IPTV software systems and services, we are enabling seamless VOD ad insertion and advanced measurement and reporting at the individual ad and campaign level. This is critically important as MSOs, networks and advertisers seek to better monetize VOD advertising on a national and regional basis. Advanced advertising, which allows participants to deliver specific ads to television viewers based on demographic, geographic and/or behavioral criteria, is expected to bring as much as $15 billion annually to cable companies once the proper infrastructure is in place on a national basis. Just as Rentrak is the standard today for accurate and timely reporting for on demand programing, we are prepared to provide campaign and ad level reports through our OnDemand Ad Essentials service.

What will drive Rentrak forward over the next several years? Our ability to develop and market knowledge based solutions that capitalize on the plethora of data we collect and process. We will use the deep insight gained from this extremely large data set, which is capable of unleashing the business intelligence required to successfully navigate an extremely fragmented media marketplace for advertisers, to bring new products and services to market. We will continue to build Rentrak's competitive position and widen the distance between our peers and us. We will become the "go-to" measurement company by providing the most valuable products and services available in our industry.

We are very proud of our past achievements and even more excited about our prospects. With hard work, focus, determination and significant investment, we've built an unrivaled database of entertainment viewing behavior. We have used this information to systematically enter and quickly gain a leadership position across multiple platforms, and we intend to capitalize on each of the very solid foundations we have built.

My sincere thanks to all who have made this exciting journey possible. Even with all the success we've had to date, we can proudly say the best is yet to come.

PAUL A. ROSENBAUM
Chairman of the Board

WILLIAM P. LIVEK
Chief Executive Officer

EXECUTIVE OFFICERS



WILLIAM P. LIVEK
Chief Executive Officer



KENNETH PAPAGAN
President
& Chief Strategy Officer



MARK THOENES
Executive Vice President
& Chief Financial Officer



AMIR YAZDANI
Executive Vice President,
Information Technology
& Chief Information Officer



CATHY HETZEL
President, AMI Division



RON GIAMBRA
Executive Vice President,
Theatrical Worldwide,
AMI Division



MARTY GRAHAM
President, PPT Division



TIMOTHY ERWIN
Senior Vice President,
Sales & Customer Relations,
PPT Division



CHRISTOPHER ROBERTS
Senior Vice President,
Home Entertainment Media
& Information Services,
PPT Division

BOARD OF DIRECTORS



PAUL A. ROSENBAUM
Chairman of the Board,
Rentrak Corporation



JUDITH G. ALLEN
Vice President of
Programming,
Time Warner Cable



TOM ALLEN
Executive Vice President
& CFO, ACME Commu-
nications, Inc.



CECIL D. ANDRUS
Founder & Chairman,
Andrus Center for Public
Policy at Boise State
University



GEORGE H. KUPER
President & CEO,
Council of Great Lakes
Industries



WILLIAM P. LIVEK
Chief Executive Officer,
Rentrak Corporation



BRENT D. ROSENTHAL
Partner, W.R. Huff Asset
Management Co., LLC.



RALPH R. SHAW
President,
Shaw Management

FINANCIAL SUMMARY

	Fiscal Year Ended March 31		
	2009	2008	2007
CONSOLIDATED REVENUES			
PPT Division	$ 82,320	$ 82,805	$ 97,899
AMI Division	$ 12,646	$ 10,383	$ 7,822
Other Division	$ 0	$ 0	$ 0
Total Revenues	$ 94,966	$ 93,188	$ 105,721
CONSOLIDATED NET INCOME	$ 5,363	$ 4,594	$ 5,887
DILUTED EARNINGS PER SHARE	$ 0.49	$ 0.41	$ 0.53
DILUTED SHARES OUTSTANDING	11,047	11,227	11,170
CLOSING STOCK PRICE at March 31	$ 9.00	$ 12.10	$ 15.63
BALANCE SHEET DATA at March 31			
Cash and Marketable Securities	$ 34,475	$ 31,848	$ 33,456
Line Of Credit	$ 0	$ 0	$ 0
Long-term Liabilities	$ 2,938	$ 4,145	$ 2,338

Numbers in thousands, except per share amounts

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended: March 31, 2009
OR
[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: **000-15159**

RENTRAK CORPORATION
(Exact name of registrant as specified in its charter)

Oregon	**93-0780536**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
7700 NE Ambassador Place, Portland, Oregon	**97220**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **503-284-7581**

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	**The NASDAQ Stock Market LLC (NASDAQ Global Market)**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
Yes [ ] No [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [X]
Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the last sales price ($13.83) as reported by the Nasdaq Global Market, as of the last business day of the Registrant's most recently completed second fiscal quarter (September 30, 2008), was $143,445,631.

The number of shares outstanding of the Registrant's Common Stock as of June 4, 2009 was 10,391,087 shares.

Documents Incorporated by Reference

The Registrant has incorporated into Part III of Form 10-K, by reference, portions of its Proxy Statement for its 2009 Annual Meeting of Shareholders.

RENTRAK CORPORATION
2009 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	2
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	14
Item 2.	Properties	14
Item 3.	Legal Proceedings	14
Item 4.	Submission of Matters to a Vote of Security Holders	14
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6.	Selected Financial Data	17
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	18
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	30
Item 8.	Financial Statements and Supplementary Data	31
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	55
Item 9A.	Controls and Procedures	55
Item 9B.	Other Information	57
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	57
Item 11.	Executive Compensation	57
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	57
Item 13.	Certain Relationships and Related Transactions, and Director Independence	58
Item 14.	Principal Accountant Fees and Services	58
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	58
Signatures		59

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

Certain information included in this Annual Report on Form 10-K (including Management's Discussion and Analysis of Financial Condition and Results of Operations regarding revenue growth, gross profit margin and liquidity) constitutes forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements may be identified by the use of forward-looking words such as "may," "will," "expects," "intends," "anticipates," "estimates" or "continues" or the negative thereof or variations thereon or comparable terminology. Our forward-looking statements are based on our current expectations and are subject to numerous risks and uncertainties. As such, our actual future results, performance or achievements may differ materially from the results expressed in, or implied by, our forward-looking statements. Please refer to Item 1A. Risk Factors in this Annual Report on Form 10-K for a discussion of reasons why our actual results may differ materially from our forward-looking statements. We assume no future obligation to update our forward-looking statements or to provide periodic updates or guidance.

Where You Can Find More Information

We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended ("Exchange Act"). We also make available, free of charge on our website at www.rentrak.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they are filed electronically with the SEC. You can inspect and copy our reports, proxy statements and other information filed with the SEC at the offices of the SEC's Public Reference Room located at 100 F Street, NE, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of Public Reference Rooms. The SEC also maintains an Internet website at http://www.sec.gov/ where you can obtain most of our SEC filings. You can also obtain paper copies of these reports, without charge, by contacting Investor Relations at (503) 284-7581.

Overview

Our corporate structure includes separate Pay-Per-Transaction ("PPT") and Advanced Media and Information ("AMI") operating divisions and, accordingly, we report certain financial information by individual segment under this structure.

Our PPT Division focuses on managing our business operations that facilitate the delivery of home entertainment content products (DVDs, Blu-ray Discs, etc.) ("Units") and related rental and sales information for the content to home video specialty stores and other retailers, on a revenue sharing basis. We lease product from various suppliers, typically motion picture studios. Under our PPT System, retailers sublease that product from us and rent it to consumers. Retailers then share a portion of the revenue from each retail rental transaction with us and we share a portion of the revenue with the studio. Since we collect, process and analyze rental and sales information at the title level, we report that information to both the studio and the respective retailers.

Our PPT Division also includes our Direct Revenue Sharing ("DRS") services, which collects, tracks, audits and reports the results of DRS retailers, such as Blockbuster Entertainment, Movie Gallery and Netflix, to the respective DRS client under established agreements on a fee for service basis. Effective April 1, 2007, we realigned and moved our Direct Revenue Sharing ("DRS") line of business from the AMI Division to the PPT Division. Prior period information has been reclassified to conform to the current presentation.

Our AMI Division concentrates on the management and growth of our Essentials Suite™ of business information services. Our Essentials Suite™ software and services, offered on a recurring subscription basis, provide unique data collection, management, analysis and reporting functions, resulting in business information valuable to our clients.

PPT Division

Pay-Per-Transaction System

We distribute Units principally to Retailers through our PPT System. The PPT System has various product programs that enable Retailers to obtain Units at a significantly lower cost per Unit than if they purchased the Units from wholesale video distributors. Through our PPT system, Retailers are given monthly access to a wide selection of box office hits, independent releases, documentaries, and foreign films from the industry's leading suppliers.

After the Retailer is approved for participation in the PPT System, Units are subleased to the Retailer, generally for a low initial up-front fee plus a percentage of revenues generated by the Retailer from rentals and/or sales to consumers. We retain a portion of most fees and remit the balance to the appropriate motion picture studio or other licensee or owner of the rights to certain video programming content ("Program Suppliers") that hold the distribution rights to the Units. Due to the lower cost of "bringing Units in the door," Retailers generally obtain a greater number of Units under the PPT System than they would if they purchased Units directly from a wholesale distributor (generally 2 to 4 times the quantity). This benefits Retailers because having more Units available generally results in higher volumes of rental transactions thereby increasing Retailer revenue, while lowering their risks and reducing their cost of capital. The Program Supplier benefits from an increase in the total number of Units shipped, resulting in increased Program Supplier revenues and opportunity for increased profit, as well as incremental shelf space for secondary titles that otherwise may not be ordered due to the risk associated with a higher wholesale cost. The perceived benefit to the consumer is the potential for more copies of newly released hit theatrical titles and a greater selection of direct to video titles or independent films.

Marketing and Relationships with Program Suppliers

We currently market our PPT System throughout the U.S. and Canada. This system greatly simplifies the landscape for each Program Supplier by consolidating the thousands of individual independent retailers participating in our PPT System into one business partner. Program Suppliers negotiate one lease/service arrangement with Rentrak and our PPT System manages the rest, including marketing and sales of content to PPT retailers, order fulfillment, collection of point of sale ("POS") data, audit, billing of revenue sharing fees and collection of payments.

During fiscal 2009, we offered titles from a number of Program Suppliers including, but not limited to: First Look Studios; Genius Products, Inc.; Lions Gate Films, Inc.; Maple Pictures Corp; Paramount Home Entertainment, Inc.; Sony Pictures Home Entertainment, Inc.; Summit Distribution, LLC; Twentieth Century Fox Home Entertainment, Inc.; Universal Studios Home Entertainment LLC; and Warner Brothers' New Line Home Entertainment and Warner Home Video divisions. Our arrangements with our Program Suppliers are of varying duration, scope and formality. In some cases, we have obtained Units pursuant to contracts or arrangements with Program Suppliers on a title-by-title basis and, in other cases, the contracts or arrangements provide that all titles released for distribution by such Program Supplier will be provided to us for the PPT System. Many of our agreements with Program Suppliers may be terminated upon relatively short notice. Therefore, there is no assurance that any of the Program Suppliers will continue to distribute Units through the PPT System. Even if titles are otherwise available from Program Suppliers, there is no assurance that they will be made available on terms acceptable to us or the Retailers we service. During the last three years, we have not experienced any material difficulty acquiring suitable Units for our markets on acceptable terms and conditions from Program Suppliers.

During fiscal 2009, 2008 and 2007, we had several Program Suppliers that supplied product in excess of 10% of our total revenues as follows:

	2009	2008	2007
Program Supplier 1	17%	17%	17%
Program Supplier 2	15%	17%	20%
Program Supplier 3	13%	12%	2%
Program Supplier 4	11%	15%	12%
Program Supplier 5	6%	7%	16%

There were no other Program Suppliers who provided product that generated 10% or more of our total revenues for the years ended March 31, 2009, 2008 or 2007. Our agreement with our fifth largest Program Supplier expired in fiscal 2007, although we continue to receive product from one of its divisions. Although management does not believe that the relationships with our significant Program Suppliers will be terminated in the near term, a loss of any one of these suppliers could have an adverse effect on our financial condition and results of operations.

Certain Program Suppliers have requested, and we have provided, financial or performance commitments, including advances or guarantees, as a condition of obtaining certain titles. We determine whether to provide such commitments on a case-by-case basis, depending upon the Program Supplier's success with such titles prior to home video distribution and our assessment of expected success in the home video rental market. At March 31, 2009, we had such guarantees with six Program Suppliers in amounts totaling approximately $1.1 million. We expect to make these payments during the first quarter of fiscal 2010. Most of these amounts were included in cost of sales during fiscal 2009, since we recognize these costs on each title's release date.

Ordering and Distribution of Units

Our proprietary Rentrak Profit Maker Software (the "RPM Software") and Video Retailer Essentials Software (the "VRE Software") allow retailers participating in the PPT System ("Participating Retailers") to order Units through these systems and provide the Participating Retailers with substantial information regarding all offered titles. Ordering occurs via a networked computer interface (RPM Software) or over the Internet (VRE Software). To further assist the Participating Retailers in ordering, we also produce a monthly product catalog ("Ontrak") both in print and electronic media.

To be competitive, Participating Retailers must be able to rent their Units on the "street date" announced by the Program Supplier for the title. We contract with third-party fulfillment providers to distribute our Units via both ground, which is our primary method, and overnight air courier to assure delivery to Participating Retailers on or prior to the street date. The handling and freight costs of such distribution were approximately 3.4%, 3.3% and 3.2% of our cost of sales in fiscal 2009, 2008 and 2007, respectively.

Computer Operations

To participate in our PPT System, Participating Retailers must have Rentrak approved computer software and hardware to process all of their rental and sale transactions. Our RPM Software resides on the Participating Retailer's POS computer system and transmits a record of PPT transactions to us over a telecommunications network. The RPM Software or web-based VRE Software also assists the Participating Retailer in ordering newly released titles and in managing its inventory of Units.

Our PPT information system processes these transactions and prepares reports for Program Suppliers and Participating Retailers. In addition, it identifies variations from statistical norms for potential audit action. This information system also transmits information on new titles available, analytic information on active leased Units, and sends confirmation of orders made via the RPM Software or VRE system.

Auditing of Participating Retailers

From time to time, we audit Participating Retailers in order to verify that they are reporting all rentals and sales of Units in a consistent, accurate and timely manner. Several different types of exception reports are produced weekly. These reports are designed to identify any Participating Retailers whose PPT business activity varies from our statistical norms. Depending upon the results of our analysis of these reports, we may conduct an in-store audit. Audits may be performed with or without notice and any refusal to allow such an audit can be cause for immediate termination from the PPT System. If audit violations are found, the

Participating Retailer is subject to fines, audit fees, immediate removal from the PPT System and/or repossession of all leased Units.

Seasonality
We believe that the home video industry is somewhat seasonal because Program Suppliers tend to theatrically release their most promising movies during two periods of the year, early summer and during the holidays in the fourth calendar quarter. Since the release of movies to home video usually follows the theatrical release by approximately three to five months (although significant variations occur on certain titles), the seasonal peaks of movies for home video also generally occur just prior to and/or during the fourth quarter holidays and in late winter/early spring. We believe our volume of rental transactions and resulting revenues and earnings reflect, in part, this seasonal pattern. However, changes in the release of Program Suppliers' titles available to Rentrak for Participating Retailers may obscure any seasonal effect.

Competition
The PPT Division continues to be affected by the changing dynamics in the home video rental market. This market is highly competitive, constantly changing and influenced greatly by consumer spending patterns and behaviors. The end consumer has a wide variety of choices from which to select their entertainment content and can easily shift from one provider to another. Some examples include renting Units of product from our Participating Retailers, purchasing previously viewed Units from our Participating Retailers, ordering product via online subscriptions and/or online distributors (mail delivery), renting or purchasing product from kiosk locations, subscribing to at-home movie channels, downloading or streaming content via the internet, purchasing and owning the Unit directly or selecting an at-home "pay-per-view" or "on demand" option from a satellite or cable provider. Our PPT system focuses on the traditional "brick and mortar" retailer serviced by a distributor on a wholesale basis: for example, a Retailer purchases Units from a distributor and then offers the Units for rental or sale to the general public. As described in greater detail above, our PPT System offers Participating Retailers an alternative method of obtaining Units. Accordingly, we face intense competition from all of the wholesale distributors, including Ingram Entertainment, Inc., Video Product Distributors, Inc. and Entertainment One. These and other wholesale distributors have extensive distribution networks, long-standing relationships with Program Suppliers and Retailers, and, in some cases, significantly greater financial resources. In the past, certain wholesale distributors offered Units to Retailers on a revenue sharing basis. However, to our knowledge, none do so today.

We also face direct competition from the Program Suppliers. All major Program Suppliers work directly with major Retailers, including Blockbuster, the world's largest chain of home video specialty stores, Hollywood Video/Movie Gallery, the second largest chain, and Netflix, which is an online mail delivery subscription retailer. Many of the major Program Suppliers have direct revenue sharing arrangements with these retailers and a few mid-size retailers like Hastings Entertainment or Video Warehouse. We do not believe that the Program Suppliers have executed direct revenue sharing agreements with other smaller Retailers, but there can be no assurance that they will not do so in the future.

We also compete with businesses that use alternative distribution methods to provide video entertainment directly to consumers, such as the following: (1) online movie rental subscription services, such as Netflix; (2) direct broadcast satellite providers, such as DIRECTV and Echostar; (3) cable providers, such as Time Warner and Comcast, which offer pay-per-view and video-on-demand, or VOD, content; (4) telecommunication providers, such as AT&T and Verizon; and (5) delivery of programming via the Internet, such as Apple's iTunes, Hulu.com and Google's YouTube. Technological improvements in any of these distribution methods, perceived greater convenience by customers, as well as lower pricing models, may make these options more attractive to consumers and thereby materially diminish the demand for Unit rentals in brick and mortar locations. Such a consequence could have a material adverse effect on our results of operations and financial condition.

Direct Revenue Sharing (DRS)
Our Traditional DRS service, managed through our "RevShare Essentials" system, is tailored to meet the needs of major studios (Twentieth Century Fox Home Entertainment, Universal Studios Home Entertainment, Paramount Pictures Home Entertainment, Warner Home Video, etc.) and major independent program suppliers (Lions Gate Films, Summit Distribution, etc.) (collectively "DRS clients"),

whose titles we provide our Retailers through our PPT system, and who also provide packaged goods home entertainment content directly to large brick-and-mortar and online retailers (Blockbuster Entertainment, Movie Gallery, Netflix, etc.) (collectively "DRS retailers") on a revenue sharing basis. For each DRS client, we collect, process, audit, summarize and report the number of rental and previously viewed sales transactions and corresponding revenue generated on each title distributed to each DRS retailer on a revenue sharing basis. We also provide in-depth Inventory tracking by Title, Retailer and by store. Additionally, we conduct numerous periodic physical audits of DRS retailers combined with mystery shopping and electronic auditing, using multiple methods of validation and recovery, to insure all DRS inventory is utilized in a manner consistent with the terms of its revenue sharing arrangement with our DRS clients.

We launched our Digital DRS business in the quarter ended March 31, 2009. The Digital Download Essentials service collects, processes, audits and reports on rented and purchased movie and television content downloaded and/or streamed via the internet. This Web-based reporting service, which is accessible 24-hours-a-day, seven-days-a-week, provides studios and television networks with a single integrated solution capable of collecting, verifying, consolidating and reporting all internet based rental and sales transactions on a global basis.

For a number of years, our only direct competitor to our Traditional DRS business has been SuperComm, Inc., a small subsidiary of Sony Pictures Home Entertainment ("SPHE"). SuperComm was originally founded in 1991 as a third-party revenue sharing provider to the supermarket segment of the home entertainment business. It was later sold to SPHE, which now relies on it for the services (collection, analysis, configuring and reporting of data) it requires to manage its DRS relationships. We do not believe that SuperComm provides DRS services to any home entertainment content providers other than SPHE.

We believe MediaMorph, recently founded by veterans of the digital entertainment and online advertising industries, is a direct competitor to our Digital DRS business. To the best of our knowledge, MediaMorph is not competing with our Traditional DRS business since they appear to only be marketing a solution for managing digital transactions.

There are a number of risks that may adversely affect the size and profitability of our Traditional and Digital DRS businesses. First and foremost, our business is dependent on the DRS clients maintaining DRS relationships with the DRS retailers. Should the DRS clients end their DRS relationships, they would have no need for our DRS services. Second, our current DRS clients could decide to invest the resources necessary to provide DRS services internally. Third, SPHE could decide to improve SuperComm's service offering, or sell it to a third party who will do the same, and successfully compete for one or more of our DRS clients. Fourth, our DRS clients could decide that the benefits of our services are dramatically less than the current cost structure warrants, ultimately leading to reduced DRS revenues. Fifth, MediaMorph and other competitors could successfully establish significant client bases that limit Rentrak's Digital DRS growth and/or lead to a decline in our DRS revenues. Lastly, if the overall size of the home entertainment rental market contracts significantly, and/or the large brick-and-mortar and online retailers' share of the overall rental market declines significantly, as it did when Movie Gallery closed a substantial number of stores, the amount of data we process and audit on behalf of our DRS clients would also be reduced, resulting in a corresponding decrease in our DRS revenues.

Formovies.com

Formovies.com is a website designed and hosted by us, dedicated to providing our Retailers with an effective online marketing tool. The site is filled with entertainment content such as top rentals, upcoming releases, DVD of the week, theatrical show times, movie trivia and more. Each site is individually branded to contain the store name of our Participating Retailer, allowing them to promote their store with coupons or special promotions they enter and control on their custom site. Retailers collect e-mail addresses from their customers and the site sends a weekly newsletter announcing new releases and promotions each week.

AMI Division

The AMI Division concentrates on expanding the customer base of our Essentials Suite™ of business information services offered primarily on a recurring subscription basis. Through patent pending software systems and business processes, we provide clients services from our Essentials Suite™.

Essentials Suite™

Currently included in the Essentials Suite™ are the following:

- Box Office Essentials™ for reporting domestic and international gross receipt theatrical ticket sales;
- Home Entertainment Essentials™ for reporting retail sales and rental data on DVDs and related products across the U.S. and Canada;
- Supply Chain Essentials™ for managing the flow of products and funds at every point in the supply chain until the product reaches the consumer; and
- Multi-Screen Essentials™ provides a comprehensive suite of analytical tools related to tracking content in the multi-screen viewing environment, which includes OnDemand Essentials™ for measuring and reporting anonymous video on demand ("VOD") usage data.

Box Office Essentials™

Box Office Essentials™ primarily reports domestic and international theatrical gross receipt ticket sales to motion picture studios ("BOE clients") and movie theater owners. Rentrak provides BOE clients with access to box office performance data pertaining to specific motion pictures and movie theater circuits, both real-time and historical. Data is currently collected for virtually all movie theaters in North America, Guam and Puerto Rico and is primarily obtained via electronic connectivity to theater box offices. BOE clients include Walt Disney, Twentieth Century Fox, Paramount Pictures, Sony, Universal, Warner Brothers and numerous other clients who subscribe to our syndication services.

Box Office Essentials continues to expand internationally. The international customer base will initially focus on the international distributor community, much as the domestic service successfully targeted motion picture studios in Hollywood, California. In order to successfully implement our current expansion plan, we will require more information technology resources to support the compilation of data content from various territories throughout the world as well as our data processing center located in our Portland office.

Our primary competitor is Nielsen EDI, which is a service of Nielsen Entertainment and part of VNU Media Measurement & Information. A principal difference between our products and our competitor's is our use of technology to drive content acquisition and real-time data polling from content providers. Since the market in which we operate is comprised of a small number of major customers, client relations and retention are critical. Our competitor has significantly greater financial resources than us, which could enable it to surpass our technological advancements. This, combined with brand name recognition and the long-standing relationships between Nielsen and our BOE clients, could have a material adverse effect on our ability to grow this line of business.

Home Entertainment Essentials™

Home Entertainment Essentials™ provides accurate and comprehensive retail sales and rental data on DVD, UMD, Blu-ray Disc and video games. Through two separate web-based applications, Home Entertainment Essentials users can access current weekly and historical title and market level consumer sales and rental grosses to competitively benchmark industry performance.

Our rental application, Home Video Essentials™, measures DVD, Blu-ray Disc and video game rentals from the brick-and-mortar and online channels across North America. We cover approximately 50% of the video specialty retailers within the United States, and approximately 90% in Canada. Clients have 24/7 web-access to current weekly market and title-level projection data on consumer rental spending and activity. Additionally, clients have access to historical data dating back to 2001. Clients include all the home entertainment divisions of the major and mini-major Hollywood studios such as Warner Home Video, Buena Vista Home Entertainment (Disney), Paramount/DreamWorks Home Entertainment,

Universal Studios Home Entertainment, Sony Pictures Home Entertainment, Twentieth Century Fox Home Entertainment, Lionsgate Entertainment, Walden Media, The Weinstein Company, and Vivendi Visual Entertainment. Microsoft Corporation has been a long-time subscriber to the video game rental data.

Home Video Essentials™ rental data is published in the industry trade magazines Video Business, Daily Variety, and Billboard Magazine, as well as USA Today, The New York Times online and Entertainment Weekly.

Competitors include Adams Media Research and Home Media Retailing Research, although they do not offer a web-based database. Another key difference between our services and those of our competitors is that we collect daily POS bar code scan data from video retailers, which we believe provides a more reliable sample base and greater accuracy.

Our retail application, Retail Essentials™, reports U.S. brick-and-mortar consumer sales estimates of DVDs to motion picture studios and retailers. We provide our clients with access to national consumer sales estimates at the industry level, by format and at the title level. Data is collected from thousands of retail locations throughout the U.S. via weekly data feeds and projected nationally. Existing clients for the retail application include motion picture studios, talent agencies and production companies. Our primary competitor for our Retail Essentials™ product is Nielsen VideoScan.

Home Entertainment Essentials™ retail sales data is published in the industry trade publications Video Business Magazine, Variety, DVD News, as well as The New York Times online, The Los Angeles Times and Entertainment Weekly.

Supply Chain Essentials™

Supply Chain Essentials™ ("SCE") is supply chain management software developed by us which allows clients to manage the flow of products and funds at every point in the supply chain until the product reaches the consumer. It does not depend on any third party software code. We host the software for customers' access under an application service provider's model and license its use. A typical client for SCE is any company that receives orders (business to business or business to consumer), maintains warehouses and issues purchase orders to vendors. We are targeting potential clients through both direct sales and strategic alliances with established logistics and supply chain entities.

Companies like SAP, Oracle, Manhattan Associates, High Jump and Red Prairie already offer logistics and supply chain software. To various degrees, these types of software solutions require specialized personnel and IT infrastructure with a relatively high initial investment, making the solution cost prohibitive for smaller to mid-sized companies. Since we host our software, our clients generally pay a monthly service fee which is significantly lower than our competitors' pricing, making our offering more attractive to a broader range of customers. Furthermore, our software provides web presence to traditional retail companies, known as "brick and mortar" companies, as well as integration with their existing software infrastructure.

Multi-Screen Essentials™

We are developing a comprehensive suite of analytical tools related to tracking content in the multi-screen viewing environment. We have currently launched component products for individual screens that will ultimately feed into cross platform products and analytical services. With each new component product launched we expect to secure additional revenue from our current customer base while expanding the markets for our services. The component products that are currently commercially launched include OnDemand Essentials™, TV Essentials™ and Mobile TV Essentials™. These products are described below.

OnDemand Essentials™ ("ODE") provides cable operators, content providers (including broadcast/cable networks and studios) and advertisers with a transactional tracking and reporting system to view and analyze the viewership of on demand content. The service utilizes a Web-based, near real-time reporting system that provides clients with instant access to the crucial information needed to track on demand content, trends, consumer behavior and more. Our ODE Content Provider site enables users to view and analyze the viewership of on demand content across all cable multiple system operators ("MSOs") with whom we have agreements in place. Through a secure, browser-based application, ODE users have access to current and historical market-level and individual content performance.

Participating distributors using this service represent over 70 million set-top boxes from 28 MSOs (including all of the top 25 MSOs who are offering video on demand programming).

As of March 2009, we had over 100 network and studio clients for the service, such as Viacom, Inc., Turner Broadcasting System, Inc. and Warner Bros. Studios. Rentrak is the leader in on demand television measurement, setting the stage for expansion of our services to traditional television, broadband and mobile.

TV Essentials™ provides our clients with the ability to analyze anonymous audience viewing of programming and advertising across linear and interactive television, VOD and Digital Video Recorder ("DVR"). Utilizing proprietary technology to process massive amounts of click-stream data, the TV Essentials™ system is able to aggregate and report second-by-second information from millions of digital set-top boxes. The system can isolate individual market, network, series, or telecast performance, administer national and local estimates, and provide an evaluation of influencing factors such as psychographics, demographics, weather, etc. Currently TV Essentials™ processes data from more than ten million set top boxes of cable, satellite and telco providers to help advertisers, agencies and networks make business decisions to drive increased revenue.

The majority of our data is provided by our data partners, which include cable and satellite operators as well as telephone companies. In November 2008, we entered into an agreement with DISH Network Corporation to report the measurement of DISH Network set-top box click-stream television data from millions of set top boxes. DISH Network will use our TV Essentials™ reporting system together with other DISH Network tools to analyze anonymous audience viewing of programming and advertising for linear television and generate detailed viewer measurement information. In December 2008, we entered into an agreement with an AT&T subsidiary to measure AT&T U-verse TV viewing patterns across traditional broadcast and cable network linear television, VOD and DVR programming aggregated on a totally anonymous basis from all set-top boxes across AT&T's U-verse distribution footprint. As part of the agreement, AT&T co-markets with us our TV Essentials™ service to content providers, local TV stations and marketing clients.

In addition, in March 2009, we entered into an agreement with Charter Communications to begin a linear TV measurement trial. The trial will focus on the relationship between linear television and on demand viewing patterns.

Mobile OnDemand Essentials™ delivers content on demand reporting for mobile platforms, allowing networks the opportunity to see aggregated data from all carriers. The system helps our clients derive immediate answers to questions that have traditionally required fielding extensive market research and consumer panel studies. We have announced one customer for this product (NBCU). As we expand the customer list for this product we will also have the opportunity to provide industry level reporting.

We are also in process of developing other research tools, such as the following:

- Mobile TV Essentials™, which is designed to deliver audience viewing metrics of linear video programming (television as it exists today, excluding VOD and DVR) and linear video advertising watched on mobile phones;
- Internet Video Essentials™, which is a measurement service tailored to help clients manage their ad-supported online content. The product focuses specifically on the usage of online video, versus the counting of Web page views, banner impressions or other online features.

Our primary competitors for the Multi-Screen™ product suite are Nielsen and Taylor Nelson Sofres ("TNS"), companies with significantly greater resources than Rentrak. Nielsen has the established currency on which the industry depends and has announced plans to provide cross platform measurement services based on their current sampling methodology. TNS has a system that processes data from a sample of 100,000 satellite homes. Both are formidable competitors with significant resources; however, we believe Rentrak is well positioned to provide the granular level processing from millions of set tops boxes and the user-friendly system that networks, agencies and advertisers are demanding.

Other Division

The Other Division includes revenue relating to other products and/or services which are still in the development stage, including AdEssentials™, which will capture census-level data regarding viewing patterns of on demand advertising for reporting to marketers and advertising agencies. The completion date for this new service is dependent upon the capabilities of various industry participants and is contingent upon the availability of the data from those participants, the successful testing and processing of automated data feeds, as well as the timing of receipt of those data feeds.

Significant Customers

There were no customers that accounted for 10% or more of our total revenue in fiscal 2009, 2008 or 2007.

Trademarks, Copyrights, Proprietary Rights and Patents

We have registered our RENTRAK, PPT, Pay Per Transaction, Entertainment Essentials, Box Office Essentials, Home Video Essentials, Home Entertainment Essentials, Supply Chain Essentials, OnDemand Essentials, Video Game Essentials, Retail Essentials, AdEssentials, Business Intelligence Essentials, TV Essentials, Mobile TV Essentials, ForMovies, ForMovies.com, Ontrak, RPM and other marks under federal trademark laws. We have applied for and obtained registered status in several foreign countries for many of our trademarks. Our trademark registrations will remain valid for an unlimited period, as long as we continue using the trademarks in commerce or as long as we intend to resume use of the mark during any period of non-use. We claim a copyright on our RPM Software and consider it to be proprietary. We have also filed notice and claim a copyright on our Essentials software. Our copyright in our software is expected to last for at least 95 years from the first sale or licensing of the software. Our trademarks, copyrights and other proprietary rights give us the power to prevent competitors from competing with us unfairly. We believe that our intellectual property is important to our marketing efforts and the competitive value of our services and we intend to take appropriate action to halt any infringement and protect against improper usage.

We have applied for patents related to certain of our proprietary technologies, primarily for our Essentials Suite of products. We believe our proprietary technologies provide us with advantages over our competitors' technologies.

Employees

As of March 31, 2009, including all subsidiaries, we employed 243 full-time employees and 28 part-time employees. We consider our relations with our employees to be good.

Financial Information About Industry Segments

See Note 15 of Notes to the Consolidated Financial Statements for information regarding our business segments and revenue by product line.

Geographic Information

Most of our revenues are generated within the U.S. and Canada, with Canada accounting for less than 10% of total revenues. All of our long-lived assets are located within the U.S.

ITEM 1A. RISK FACTORS

Deterioration in the economy could impact our business.
We primarily operate within the entertainment industry. Our overall success depends on the success of our Participating Retailers and Program Suppliers within our PPT Division as well as networks, studios, cable operators and others within our AMI Division. For example, our Participating Retailers rely on their customers to rent DVDs, and this spending may be considered discretionary on the part of many of those consumers. Also, our BOE clients' success is dependent on the interest and ability of end consumers to attend movie theaters. If the overall economy continues to deteriorate, such as in the case of a prolonged recession, our Participating Retailers, Program Suppliers, studios, etc. could experience reduced revenues as a result of their customers' shift in spending and change in behavior. This change could have a material adverse effect on our financial condition, results of operations and liquidity.

Additionally, if our Participating Retailers and customers of our Essentials™ services experience financial difficulties, they may be unable to continue with our services, and/or may be unable to continue to pay us in a timely manner, if at all. We have noticed a slow-down in collections within our PPT Division during the past few months. A continuation of this trend could negatively affect our results of operations, financial condition and cash flows.

If our efforts to attract, retain and grow our base of Participating Retailers are not successful, our operations may be adversely affected.

The success of our current PPT Division business depends on traditional "brick and mortar" retailers actively participating in our PPT System. Declines in the numbers of Participating Retailers and the volumes of Units leased by Participating Retailers from us could ultimately lead to reductions in revenue and have an adverse impact on our results of operations, financial condition and cash flows.

Our Participating Retailers could establish relationships with Program Suppliers and enter into direct revenue sharing agreements.

If our Participating Retailers formed direct revenue sharing relationships with Program Suppliers, the need for our PPT system would be greatly reduced, which could have an adverse impact on our business, financial condition and liquidity.

If the financial stability of our Participating Retailers and their performance of their obligations under our PPT System declines, our results of operations, financial condition and cash flows may be adversely impacted.

Our ultimate success is highly dependent on the successful operations of our Participating Retailers. If their business declines due to changes in the economy, customer behavior, competition, management issues or other factors, they may be unable to meet their financial obligations to us. This could negatively affect our results of operations, financial condition and cash flows.

A loss of a significant Program Supplier, our ability to retain our base of Program Suppliers along with the quality and volumes of content they provide, and adverse changes in terms of our revenue sharing agreements with Program Suppliers could result in a decline in revenues and results of operations and have an adverse impact on our financial condition.

We rely on our Program Suppliers for Units we sublease to Participating Retailers. A decrease in the number of Program Suppliers participating in our system, a decline in the financial stability of our Program Suppliers and/or a decline in the quality (rental appeal) and quantity (number of theatrical titles) of the content they produce would result in a reduction in overall Units available to Participating Retailers. Additionally, many of our agreements with Program Suppliers may be terminated upon relatively short notice. Therefore, there is no assurance that any of the Program Suppliers will continue to distribute Units through the PPT System, continue to have titles available which we can distribute on a profitable basis, or continue to remain in business. Even if titles are otherwise available from Program Suppliers, there is no assurance that they will be made available on terms acceptable to us. A loss of any of our significant suppliers or a change in any one of the above conditions could have a material adverse effect on our financial condition, results of operations and liquidity.

Our Participating Retailers may lose a competitive advantage if Program Suppliers (studios) change the timing of the release of movies to the various distribution channels.

In the PPT Division, historically, after the initial release of a movie to theaters, studios would then exclusively distribute the movie to the home video retail market (typically 90 to 120 days after the theatrical release) prior to distributing it in other forms throughout the industry, such as video-on-demand. This creates a competitive advantage for our Participating Retailers due to the early distribution window. Some studios have started testing the simultaneous release of their movies to the home video market and through cable, satellite and Internet video-on-demand channels on the same date. Should a majority of the studios change the timing of their release windows, or eliminate the exclusive distribution window for the home video retail market, our Participating Retailers may experience reduced revenue as consumers would have simultaneous access to movies via additional distribution channels. Since we share in that revenue, this would negatively impact our results of operation, financial condition and cash flows.

If our efforts to attract, retain and grow our base of clients who subscribe to our Essentials™ services are not successful, we may not be able to expand those lines and our operations may be adversely affected.

The success of our AMI Division depends on effective software solutions, marketing, sales and customer relations in regards to existing services as well as our clients' acceptance of future enhancements and new services. If we are unable to retain existing clients and/or secure new clients, our operating costs may exceed our revenues, which could have an adverse impact on our results of operations, financial condition, cash flows and liquidity.

We may be unable to obtain requisite data and other content to source our systems which provide our Essentials™ services.

Our Essentials™ services rely on data which is collected from a wide variety of sources. Once received, the data must be reviewed, processed and, at times, converted to our required file format. If we are unable to obtain quality data feeds and/or process that data timely, we may not be able to meet the needs of our clients. Thus, we could lose clients, which would have an adverse impact on our ability to grow our Essentials™ lines of business, which could have an adverse impact on our results of operations, financial condition, cash flows and liquidity.

Our Essentials™ services are highly dependent on Information Technology resources.

If we are unable to attract, hire and retain high quality information technology personnel at reasonable rates, we may not be able to timely meet the needs of existing clients and may not be able to enhance existing services or develop new lines of business. This could have an adverse effect on our results of operations, financial condition, cash flows and liquidity.

The market for on demand advertising has been slow to develop and may not grow for several years.

The success of our on demand ad tracking module is dependent on the market adoption of on demand advertising, the rollout of dynamic ad insertion technology by the operator and the automation of files regarding the location of advertising in on demand content. If the market does not evolve, we may be unable to recoup our investment.

Multi-Screen Essentials™ faces competition from companies with significantly greater resources than us and the marketplace may be slow in adapting to the new technology, which could negatively affect the future prospects for Multi-Screen Essentials™.

Our primary competitors currently are Nielsen and TNS (Taylor Nelson Sofres). Each of these competitors has significantly greater resources than us, which could allow them to become more formidable competitors with enhanced technology service solutions. Additionally, the data providers may be reluctant or ultimately decide not to grant us adequate access to their digital transaction data. The owners of the data may impose more restrictions on the use and reporting of that data, which may make it difficult to realize the full extent of viable services we anticipate. The marketplace (e.g. advertisers, advertising agencies and television networks) may be reluctant to adopt a new standard of viewership measurement. These factors, if they occur, could have a material adverse effect on our ability to grow this line of business as well as on our results of operations, cash flows and financial position.

Measurement services are receiving a high level of consumer group and government scrutiny to assure privacy protection around advertising targeting methodologies.

While we are confident that our anonymous data aggregation methodologies are fully compliant with all current privacy laws, it is possible that the perception of more transparency of set top box data could result in additional government restrictions or limitations on our products. We believe it is unlikely that we will be required to change or limit our products, but, if such additional government restrictions are imposed, this could slow down our ability to meet our projections or result in additional cost not currently anticipated.

Our DRS business is dependent on the studios maintaining direct revenue sharing relationships with the largest brick-and-mortar and online retailers.

We currently collect, process, audit, summarize and report transactional data relating to rental and sales activity of Units at very large traditional and online retailers who have revenue sharing agreements directly with major studios. There are a number of risks that may adversely affect the size and profitability of our DRS business. First and foremost, our business is dependent on the DRS clients maintaining DRS relationships with the DRS retailers. Should the DRS clients end their DRS relationships, they would have no need for our DRS services. Second, our current DRS clients could decide to invest the resources necessary to provide DRS services internally. Third, SPHE could decide to improve SuperComm's service offering, or sell it to a third party who will do the same and successfully compete for one or more of our DRS clients. Fourth, our DRS clients could decide that the benefits of our services are not in line with the current cost structure, ultimately leading to reduced DRS revenues. Fifth, MediaMorph and other competitors could successfully establish significant client bases that limit Rentrak's Digital DRS growth and/or lead to a decline in our DRS revenues. Lastly, if the overall size of the home entertainment rental market contracts significantly, and/or the large brick-and-mortar and online retailers' share of the overall rental market declines significantly, as it did when Movie Gallery closed a substantial number of stores, the amount of data we process and audit on behalf of our DRS clients would also be reduced, resulting in a corresponding decrease in our DRS revenues.

These and other factors could potentially reduce the need for our services and the quantity of data we process, which would negatively affect our results of operations, financial condition and liquidity.

We face intense competition in the markets in which we operate and those in which we are currently developing new service offerings.

Some of our competitors have extensive distribution networks, long-standing relationships with our suppliers and customers, stronger brand name recognition and significantly greater financial resources than us. These factors may enable our competition to have increased bargaining and purchasing power relating to resources that could enable them to operate in a more cost effective manner and/or to surpass our technological advancements. This could have a material adverse effect on our ability to grow our lines of business.

Our PPT business is greatly influenced by 1) technological advancements, 2) consumer behaviors and demand; and 3) changes in the industries in which we operate.

The markets in which our PPT division operates are highly competitive, rapidly changing and influenced greatly by consumer spending patterns and behaviors. The end consumer has a wide variety of choices from which to select their entertainment content and can easily shift from one provider to another. Some examples include renting Units of product from our Participating Retailers, ordering product directly via online subscriptions and/or online distributors (mail delivery), renting or purchasing product from kiosk locations, subscribing to at-home movie channels, downloading or streaming content via the internet, purchasing and owning the Unit directly or selecting an at-home "pay-per-view" or "video-on-demand" option. Our systems primarily rely on the end consumer choosing to rent Units from traditional "brick and mortar" retailers. Technological advancements, changes in distribution methods as well as lower pricing models may make other options more attractive to consumers and thereby materially diminish the demand for obtaining Units via traditional retailers. Such a consequence could have a material adverse effect on our results of operations and financial condition.

Our services are highly dependent on the effective and efficient use of technology and our overall information management infrastructure.

If we are unable to acquire, establish and maintain our information management systems to ensure accurate, reliable and timely data processed in an efficient and cost effective manner, we may not be able to meet the needs of existing clients and may not be able to enhance existing services or develop new lines of business. This could have an adverse effect on our business and long-term growth.

The loss of our executive officers and key employees could have an adverse impact on our business and development initiatives.

We believe that the development of our business has been, and will continue to be, dependent on certain key executives and employees of Rentrak. The loss of any of these individuals could have a material adverse effect upon our business and development, and there can be no assurance that adequate replacements could be found in the event of their unavailability.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We maintain our headquarters in Portland, Oregon where we lease 58,800 square feet of office space. The lease for this space expires on December 31, 2016. We also maintain an office in Los Angeles, California where we lease 4,000 square feet of space utilized for our Box Office Essentials™ business. The lease for this space expires in July 2009 and we are currently negotiating a new agreement. Effective April 1, 2009, we entered into a two-year lease agreement for office space in New York, New York, which will be utilized for servicing clients of our Multi-Screen Essentials™ lines of business. We anticipate that these spaces will be adequate for our near-term business needs.

ITEM 3. LEGAL PROCEEDINGS

We may, from time to time, be a party to legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, the amount of any ultimate liability with respect to these potential actions is not expected to materially affect our financial condition or results of operations. We currently have no material outstanding litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of our security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Price and Dividends

Our common stock, $.001 par value, is traded on the NASDAQ Global Market, where its prices are quoted under the symbol "RENT." As of June 4, 2009 there were 216 holders of record of our common stock.

The following table sets forth the reported high and low sales prices of our common stock for each of the quarters in the last two fiscal years as regularly quoted on the NASDAQ Global Market:

Fiscal 2009	High	Low
Quarter 1	$ 14.30	$ 11.83
Quarter 2	15.80	13.16
Quarter 3	14.19	9.01
Quarter 4	12.98	8.44

Fiscal 2008	High	Low
Quarter 1	$ 16.45	$ 13.70
Quarter 2	15.37	10.56
Quarter 3	16.15	13.10
Quarter 4	14.45	9.95

Holders of our common stock are entitled to receive dividends if, as, and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued.

No cash dividends have been paid or declared during the last ten fiscal years. The present policy of the Board of Directors is to retain earnings to provide funds for operation and expansion of our business. We do not intend to pay cash dividends in the foreseeable future.

Issuer Repurchases of Equity Securities

We repurchased the following shares of our common stock in open market transactions during the fourth quarter of fiscal 2009 pursuant to our previously-announced repurchase program:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under the plan
January 1 to January 31	-	$ -	-	408,120
February 1 to February 28	38,800	11.06	38,800	369,320
March 1 to March 31	62,837	9.20	62,837	306,483
Total	101,637	9.91	101,637	306,483

The stock repurchase plan, which was approved by our Board of Directors in January 2006 for a total of 1.0 million shares, does not have an expiration date.

Securities Authorized for Issuance

Information regarding securities authorized for issuance under equity compensation plans is included in Item 12.

Stock Performance Graph

This chart compares the five-year cumulative total return on our common stock with that of the Nasdaq Composite index and a group of peer companies selected by us. The chart assumes $100 was invested on March 31, 2004, in our common stock, the Nasdaq Composite index and the peer group, and that any dividends were reinvested. The peer group is composed of companies within the video distribution business as follows: Hastings Entertainment, Inc., Blockbuster, Inc. and Netflix, Inc. The peer group index utilizes the same methods of presentation and assumptions for the total return calculation as does Rentrak and the Nasdaq Composite index. All companies in the peer group index are weighted in accordance with their market capitalizations.



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Rentrak Corporation
NASDAQ Composite
Peer Group

Company/Index	Base Period 03/31/04	Indexed Returns Year Ended 03/31/05	03/31/06	03/31/07	03/31/08	03/31/09
Rentrak Corporation	$100.00	$126.34	$116.42	$178.22	$137.97	$102.62
Nasdaq Composite	100.00	101.44	120.49	127.08	118.90	78.48
Peer Index	100.00	47.19	57.71	57.02	66.97	70.34

ITEM 6. SELECTED FINANCIAL DATA

(In thousands, except per share amounts)	Year Ended March 31,				
Statement of Operations Data	**2009**	**2008**	**2007**	**2006**	**2005**
Revenues:					
PPT Division	$82,320	$82,805	$97,899	$87,157	$93,697
AMI Division	12,646	10,383	7,822	6,126	4,818
Other Division	-	-	-	-	23
Total revenues	94,966	93,188	105,721	93,283	98,538
Cost of sales	62,575	61,814	72,242	65,111	69,882
Gross margin	32,391	31,374	33,479	28,172	28,656
Operating expenses:					
Selling and administrative expense	26,888	25,683	25,188	22,241	20,046
Net loss from litigation settlements	-	-	-	-	225
Asset impairment	257	85	-	-	27
Total operating expenses	27,145	25,768	25,188	22,241	20,298
Income from operations	5,246	5,606	8,291	5,931	8,358
Other income, net	1,108	1,651	1,514	1,014	322
Income before income tax provision	6,354	7,257	9,805	6,945	8,680
Income tax provision	(991)	(2,663)	(3,918)	(2,549)	(3,437)
Net income	$ 5,363	$ 4,594	$ 5,887	$ 4,396	$ 5,243
Basic net income per share	$ 0.51	$ 0.43	$ 0.55	$ 0.42	$ 0.52
Diluted net income per share	$ 0.49	$ 0.41	$ 0.53	$ 0.40	$ 0.49
Shares used in per share calculations:					
Basic	10,561	10,728	10,632	10,575	10,081
Diluted	11,047	11,227	11,170	11,047	10,592

	March 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Balance Sheet Data					
Working capital	$43,244	$41,043	$37,924	$ 30,796	$ 25,802
Total assets	59,878	57,149	60,016	54,217	45,083
Long-term liabilities	2,938	4,145	2,338	-	51
Stockholders' equity	46,977	43,672	41,335	35,411	29,933

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Trends

Our corporate structure includes separate Pay-Per-Transaction ("PPT") and Advanced Media and Information ("AMI") operating divisions and, accordingly, we report certain financial information by individual segment under this structure.

Our PPT Division focuses on managing our business operations that facilitate the delivery of home entertainment content products (DVDs, Blu-ray Discs, etc.) ("Units") and related rental and sales information for the content to home video specialty stores and other retailers, on a revenue sharing basis. We lease product from various suppliers, typically motion picture studios. Under our PPT System, retailers sublease that product from us and rent it to consumers. Retailers then share a portion of the revenue from each retail rental transaction with us and we share a portion of the revenue with the studio. Since we collect, process and analyze rental and sales information at the title level, we report that information to both the studio and the respective retailers.

Our PPT Division also includes our Traditional and Digital Direct Revenue Sharing ("DRS") services, which encompasses the collection, tracking, auditing and reporting of transaction and revenue data generated by DRS retailers, such as Blockbuster Entertainment, Movie Gallery and Netflix, to our respective DRS clients under established agreements on a fee for service basis.

Our AMI Division concentrates on the management and growth of our Essentials Suite™ of business information services. Our Essentials Suite™ software and services, offered primarily on a recurring subscription basis, provide unique data collection, management, analysis and reporting functions, resulting in business information valuable to our clients.

The PPT Division

The financial results from the PPT Division continue to be affected by the changing dynamics in the home video rental market as well as overall economic trends and conditions. This market is highly competitive and influenced greatly by consumer spending patterns and behaviors. The end consumer has a wide variety of choices from which to select their entertainment content and can easily shift from one provider to another. Some examples include renting Units of product from our Participating Retailers or other Retailers, purchasing previously viewed Units from our Participating Retailers or other Retailers, ordering product via online subscriptions and/or online distributors (mail delivery), renting or purchasing product from kiosk locations, subscribing to at-home movie channels, downloading or streaming content via the internet, purchasing and owning the Unit directly, or selecting an at-home "pay-per-view" or "on demand" option from a satellite or cable provider. Our PPT system focuses on the traditional "brick and mortar" retailer. We believe that our system successfully addresses the many choices available to consumers and affords our Participating Retailers the opportunity to stock their stores with a wider selection of titles and a greater supply of popular box office releases. Many of our arrangements are structured so that the Participating Retailers pay minimal upfront fees and lower per transaction fees in exchange for ordering Units of all titles offered by a particular Program Supplier (referred to as "output" programs). Since these programs usually result in more overall Units rented, our Participating Retailers' revenue and the corresponding share with the studios also increase.

In an effort to stabilize and maintain our current level of overall PPT revenue and earnings, we have implemented strategies to obtain new Participating Retailers, as well as assist in the retention and growth of our current Participating Retailers. The popularity of other choices an end consumer has to obtain entertainment content has been growing and our Participating Retailers' market share has been negatively affected. Thus, for the foreseeable future, we expect their market share to experience low to mid single digit annual percentage declines and we are evaluating other initiatives to offset the effect this trend has on our PPT revenue and earnings.

We continue to be in good standing with our Program Suppliers and we make on-going efforts to strengthen those business relationships through enhancements to our current service offerings and the development of new service offerings, such as the addition of Blu-ray product.

We are also continually seeking to develop business relationships with new Program Suppliers. Our relationships with Program Suppliers typically may be terminated without cause upon thirty days' written notice by either party.

AMI and Other Divisions

We continue to allocate significant resources towards our business information service offerings, both those services that are currently operational as well as those that are in various stages of development. Our suite of business information services has been well received in the various targeted markets to date, as our offerings fit well with the needs identified by those market participants. Our Essentials™ business information service offerings which are fully operational and no longer in significant stages of development, realized a revenue increase of 21.8% in fiscal 2009 compared to fiscal 2008.

The AMI lines of business which contribute most of the revenues currently are Box Office Essentials™, which reports domestic and international gross receipt theatrical ticket sales, and OnDemand Essentials™, which measures and reports anonymous video on demand ("VOD") usage data. Additionally, we are making significant investments in TV Essentials™, which provides our clients with the ability to analyze anonymous audience viewing of programming and advertising across linear and interactive television, VOD and Digital Video Recorder ("DVR").

Box Office Essentials™ primarily reports domestic and international theatrical gross receipt ticket sales to motion picture studios and movie theater owners. Rentrak provides studios with access to box office performance data pertaining to specific motion pictures and movie theater circuits, both real-time and historical. Data is currently collected for virtually all movie theaters in North America, Guam and Puerto Rico and is primarily obtained via electronic connectivity to theater box offices. We continue to make on-going efforts to strengthen our business relationships with our existing clients as well as focus on our syndication services and international expansion plans.

OnDemand Essentials™ provides cable operators, content providers (including broadcast/cable networks and studios) and advertisers with a transactional tracking and reporting system to view and analyze the viewership of on demand content. During fiscal 2009, we added thirteen new content providers to our OnDemand Essentials™ roster of subscribers, including FX, InDemand Networks, Magnolia Pictures and Spike TV for a total of over 100 OnDemand Essentials™ service clients to date. We currently have 28 Multiple System Operators ("MSOs"), including the top 25 MSOs who offer video on demand programming, representing over 70 million set-top boxes, supporting our OnDemand Essentials™ services. We are well positioned to grow this business by adding new clients and adjusting rates as the business activity increases and as advanced advertising technology is rolled out by the industry.

Through a recent, new partnership with SeaChange International, the leading provider of video on demand and IPTV software, Rentrak and SeaChange will provide a seamless process for dynamic video on demand ad insertion, verification and reporting. Together, the companies will integrate solutions to dramatically improve the ability of MSOs, networks and advertisers to monetize VOD advertising on a regional and national basis. Advanced TV advertising includes VOD, requests for information (RFIs), long-form showcases, DVR advertising, interactive program guide advertising, addressable advertising, creative versioning and advanced trafficking systems.

TV Essentials'™ comprehensive suite of research tools enables customers to analyze anonymous audience viewing of programming and advertising across linear and interactive television, video on demand and DVR across all three TV platforms -- cable, satellite and telecommunications. Utilizing proprietary technology to process massive amounts of click-stream data, our TV Essentials™ system is able to aggregate and report second-by-second information from 100 million digital set-top boxes. Today, based on data from our current operator partners, we are translating viewing patterns from over 10 million digital set-top boxes into insights for our clients and we expect success in this area to continue and increase its rate of growth.

We are making good progress on expanding our data partners for our TV Essentials™ services from our commercial relationships today with AT&T and Charter Communications. In addition to those partners, we also have a relationship with DISH Network ("Dish") to provide TV Essentials™ for their internal use for a subscription fee as we work toward commercialization of that relationship. The Dish relationship has resulted in the creation of our DVR and iTV reporting, which can be rolled out to other partners as the data to drive those services becomes available to us. We are also working on securing national ad occurrence data in order to launch the ad module of TV Essentials™ services as well as build research capabilities to begin creating syndicated products for our measurement service. Rentrak recently entered into TV Essentials™ customer relationships with our first two networks, the Inspiration Network and HDNet. A version of the system designed specifically for local stations is also in beta trials with several network groups.

We continue new product development for other component products as we work toward measuring and comparing entertainment consumption across multiple platforms, which will help us expand our Multi-Screen Essentials™ suite of services. Mobile Essentials™ has been developed to provide a comprehensive system to track usage and consumer dynamics in the mobile sector including video, video clips, games, music, mobile web, small message servicing ("SMS") data (also known as text messaging), ring tones, wallpaper and other mobile content. We recently announced our first Mobile Essentials™ customer, NBC Universal. Online Video Essentials is being developed to measure and analyze advertiser-supported online video usage across the Internet.

We intend to continue to invest in our existing, as well as new, business information services in the near-term as we expand the markets we serve and our service lines. The cost of these investments will likely lower our earnings in the short-term. Longer-term, we believe these services will provide significant future revenue and earnings streams and contribute to our overall success.

Sources of Revenue

Revenue by segment includes the following:

PPT Division

- order processing fees generated when Units are ordered by, and distributed to, retailers;
- transaction fees generated when retailers rent Units to consumers; additionally, certain arrangements include guaranteed minimum revenues from our customers; we recognize the guaranteed minimum revenue on the street (release) date in accordance with Statement of Position 00-2, "Accounting by Producers or Distributors of Films," ("SOP 00-2") provided all other revenue recognition criteria are met;
- sell-through fees generated when retailers sell previously-viewed rental Units to consumers and/or buy-out fees generated when retailers purchase Units at the end of the lease term; and
- Traditional and Digital DRS fees from data tracking and reporting services provided to Program Suppliers.

AMI Division

Subscription fee revenues from:

- Box Office Essentials™;
- Home Entertainment Essentials™;
- Supply Chain Essentials™; and
- Multi-Screen Essentials™, which includes OnDemand Essentials™.

Other Division

- revenue relating to other products and/or services which are still in the development stage, including AdEssentials™, which will capture census-level data regarding viewing patterns of on demand advertising for reporting to marketers and advertising agencies.

Results of Operations

(Dollars in thousands)	Year Ended March 31, [1] 2009 Dollars	2009 % of revenues	2008 Dollars	2008 % of revenues	2007[2] Dollars	2007[2] % of revenues
Revenues:						
PPT Division	$ 82,320	86.7%	$ 82,805	88.9%	$ 97,899	92.6%
AMI Division	12,646	13.3	10,383	11.1	7,822	7.4
	94,966	100.0	93,188	100.0	105,721	100.0
Cost of sales	62,575	65.9	61,814	66.3	72,242	68.3
Gross margin	32,391	34.1	31,374	33.7	33,479	31.7
Operating expenses:						
Selling and administrative	26,888	28.3	25,683	27.6	25,188	23.8
Asset impairment	257	0.3	85	0.1	-	-
	27,145	28.6	25,768	27.7	25,188	23.8
Income from operations	5,246	5.5	5,606	6.0	8,291	7.8
Other income (expense):						
Interest income	1,110	1.2	1,517	1.6	1,521	1.4
Interest expense	(2)	-	(10)	-	(7)	-
Other income, net	-	-	144	0.2	-	-
	1,108	1.2	1,651	1.8	1,514	1.4
Income before income tax provision	6,354	6.7	7,257	7.8	9,805	9.3
Income tax provision	991	1.0	2,663	2.9	3,918	3.7
Net income	$ 5,363	5.6%	$ 4,594	4.9%	$ 5,887	5.6%

(1) Percentages may not add due to rounding.

(2) Revenue amounts for fiscal 2007 have been reclassified for the reclassification of DRS revenue to our PPT Division from our AMI Division during fiscal 2008.

Certain results of operations information by segment was as follows:

	PPT	AMI	Other[1]	Total
Year Ended March 31, 2009				
Sales to external customers	$ 82,320	$ 12,646	$ -	$ 94,966
Depreciation and amortization	99	1,080	571	1,750
Income (loss) from operations	14,648	901	(10,303)	5,246
Year Ended March 31, 2008				
Sales to external customers	$ 82,805	$ 10,383	$ -	$ 93,188
Depreciation and amortization	86	718	629	1,433
Income (loss) from operations	15,216	1,271	(10,881)	5,606
Year Ended March 31, 2007[2]				
Sales to external customers	$ 97,899	$ 7,822	$ -	$ 105,721
Depreciation and amortization	49	1,257	430	1,736
Income (loss) from operations	21,167	(1,052)	(11,824)	8,291

(1) Includes revenue and expenses relating to products and/or services which are still in early stages, as well as corporate expenses and other expenses which are not allocated to a specific segment.

(2) Revenue and income (loss) from operations amounts for fiscal 2007 have been reclassified for the reclassification of DRS revenue to our PPT Division from our AMI Division during fiscal 2008.

Additional results of operations information by segment was as follows:

(Dollars in thousands)	Year Ended March 31, [1] 2009 Dollars	2009 % of segment revenues	2008 Dollars	2008 % of segment revenues	2007[2] Dollars	2007[2] % of segment revenues
PPT Division						
Revenues	$ 82,320	100.0%	$ 82,805	100.0%	$ 97,899	100.0%
Cost of sales	59,492	72.3	59,856	72.3	70,019	71.5
Gross margin	$ 22,828	27.7%	$ 22,949	27.7%	$ 27,880	28.5%
AMI Division						
Revenues	$ 12,646	100.0%	$ 10,383	100.0%	$ 7,822	100.0%
Cost of sales	3,083	24.4	1,958	18.9	2,223	28.4
Gross margin	$ 9,563	75.6%	$ 8,425	81.1%	$ 5,599	71.6%

(1) Percentages may not add due to rounding.
(2) Revenue amounts for fiscal 2007 have been reclassified for the reclassification of DRS revenue to our PPT Division from our AMI Division during fiscal 2008.

Revenue by service activity was as follows (in thousands):

Year Ended March 31,	2009	2008	2007
Order processing fees	$ 8,644	$ 7,593	$ 9,136
Transaction fees	53,274	54,324	64,935
Sell-through fees	13,432	14,093	15,356
DRS	6,410	6,171	7,586
Essentials Suite™	12,646	10,383	7,822
Other	560	624	886
	$ 94,966	$ 93,188	$ 105,721

Revenue

Revenue increased $1.8 million, or 1.9% to $95.0 million, in fiscal 2009 compared to $93.2 million in fiscal 2008. The increase in revenue in fiscal 2009 compared to fiscal 2008 was primarily due to increased order processing fees and increased revenue from our Essentials Suite™ of products, as described more fully below.

Revenue decreased $12.5 million, or 11.9% to $93.2 million, in fiscal 2008 compared to $105.7 million in fiscal 2007. The decrease in revenue in fiscal 2008 compared to fiscal 2007 was primarily due to decreases within our PPT Division, partially offset by an increase from our Essentials Suite™ of products in our AMI Division, as described more fully below.

PPT Division

PPT revenues decreased $0.5 million, or 0.6% in fiscal 2009 compared to fiscal 2008 and decreased $15.1 million, or 15.4% in fiscal 2008 compared to fiscal 2007. Detail of our PPT Division revenue by service line was as follows (in thousands):

Year Ended March 31,	2009	2008	2007
Order processing fees	$ 8,644	$ 7,593	$ 9,136
Transaction fees	53,274	54,324	64,935
Sell-through fees	13,432	14,093	15,356
DRS	6,410	6,171	7,586
Other	560	624	886
	$ 82,320	$ 82,805	$ 97,899

Order processing fees increased $1.1 million, or 13.8%, in fiscal 2009 compared to fiscal 2008 and decreased $1.5 million, or 16.9%, in fiscal 2008 compared to fiscal 2007. Order processing fees were affected by the following:

Year Ended March 31,	2009	2008	2007
Units shipped (in thousands)	6,554	6,268	7,385
Fee per Unit	$1.32	$1.21	$1.24

	Fiscal 2009 compared to fiscal 2008	Fiscal 2008 compared to fiscal 2007
Percentage increase (decrease) in Units shipped	4.6%	(15.1)%
Effect of increase (decrease) in Units shipped on revenue	$0.4 million	$(1.4) million
Increase (decrease) in fee per Unit	$0.11	$(0.03)
Effect of increase (decrease) in fee per Unit on revenue	$0.7 million	$(0.1) million

The increase in volume in fiscal 2009 compared to fiscal 2008 was due to more theatrical releases which were made available from Program Suppliers in the current fiscal year compared to the prior fiscal year. The timing of new releases tends to fluctuate from studio to studio. In addition, a new Program Supplier began providing product in fiscal 2009. These factors were partially offset by a decline in the number of Participating Retailers from the prior year and a decline in the average quantity of product ordered per theatrical release due to the mix of product and economic factors.

The decrease in volume in fiscal 2008 compared to fiscal 2007 was due to an overall weakness in the quality of titles released in fiscal 2008 compared to fiscal 2007 and the decline in volume due to the significant reduction of Units received from one of our major Program Suppliers during fiscal 2008. This Program Supplier represented 6%, 7% and 16%, respectively, of our total revenues during fiscal 2009, 2008 and 2007.

Fees per Unit are affected by our mix of Units received from Program Suppliers with varying rates of upfront fees and tend to fluctuate from period to period.

Transaction fees decreased $1.1 million, or 1.9%, in fiscal 2009 compared to fiscal 2008 and decreased $10.6 million, or 16.3%, in fiscal 2008 compared to fiscal 2007.

The transaction fee revenue decrease in fiscal 2009 compared to fiscal 2008 was primarily due to a 5.6% decline in rental transactions offset by a shift in mix to studios with more guarantees. Rental transactions declined due to the overall market conditions, including changes in consumer behavior, technological advances in entertainment content delivery and the perceived value of other alternatives. The rate per transaction increased by 3.9% due to the timing and magnitude of guarantees. The guaranteed rate per Unit drives rates up during the first month of the rental cycle. When there are fewer guarantees or more guarantee Units reach the second and third months of the rental cycle, rates per transaction decrease.

The decrease in fiscal 2008 compared to fiscal 2007 was primarily due to lower rental transactions. Rental transactions at our Participating Retailers decreased 14%, while the overall rate per transaction decreased by 3%. Rental transactions declined due to the overall market conditions noted above and the reduction in Units received from one of our Program Suppliers noted above. The rate per transaction decreased due to the timing and magnitude of guarantees.

Sell-through fees decreased $0.7 million, or 4.7%, in fiscal 2009 compared to fiscal 2008 primarily due to an overall decline in Units available for sale on average, taking release dates and product sell-through restrictions into account.

Sell-through fees decreased $1.3 million, or 8.2%, in fiscal 2008 compared to fiscal 2007 primarily due to an overall decrease in the volume of Units released.

DRS fees increased $0.2 million, or 3.9%, in fiscal 2009 compared to fiscal 2008. DRS fees increased due to adding new clients to this service offering.

DRS fees decreased $1.4 million, or 18.7%, in fiscal 2008 compared to fiscal 2007 primarily due to the loss of one major studio customer.

AMI Division
Revenues from our AMI division increased $2.3 million, or 21.8%, in fiscal 2009 compared to fiscal 2008 and $2.6 million, or 32.7%, in fiscal 2008 compared to fiscal 2007. The Box Office Essentials™ revenues increased $0.6 million, or 12.1%, from fiscal 2008 to fiscal 2009, primarily the result of an increase in syndication client revenue, as the result of adding new clients, and rate increases for existing accounts. The OnDemand Essentials™ revenues increased $1.1 million, or 30.2 %, from fiscal 2008 to fiscal 2009 mostly attributable to additional new client subscriptions, custom enhancements made for specific clients and rate increases for existing accounts. Revenues related to our Essentials™ business information service offerings have increased primarily due to our continued investment in and successful marketing of these offerings and successful retention of clients. We expect continued future increases in these Essentials™ revenues as well, as a result of further investments and additional successful launches of those services.

Other Division
We did not have any revenues from our Other Division in fiscal 2009, 2008 or 2007.

Cost of Sales
Cost of sales consists of order processing costs, transaction costs, sell-through costs, handling and freight costs in the PPT Division and costs in the AMI Division associated with certain Essentials™ business information service offerings. These expenditures represent the direct costs to produce revenues.

In the PPT Division, order processing costs, transaction costs and sell through costs represent the amounts due to the Program Suppliers that hold the distribution rights to the Units. Freight costs represent the cost to pick, pack and ship orders of Units to the Participating Retailers. Our cost of sales can also be impacted by the release dates of Units with guarantees. We recognize the guaranteed minimum costs on the release date. The terms of some of our agreements result in 100% cost of sales on titles in the first month in which the Unit is released, which results in lower margins during the initial portion of the revenue sharing period. Once the Unit's rental activity exceeds the required amount for these guaranteed minimums, margins generally expand during the second and third months of the Unit's revenue sharing period. However, since these factors are highly dependent upon the quality, timing and release dates of all new products, margins may not expand to any significant degree during any period. As a result, it is difficult to predict the impact these Program Supplier Revenue Sharing programs with guaranteed minimums will have on future results of operations in any reporting period.

In the AMI Division, a portion of the Essentials™ business information service offerings costs represent costs associated with the operation of a call center for our Box Office Essentials™ services, as well as costs associated with amortizing capitalized internally developed software used to provide the corresponding services and direct costs incurred to obtain, cleanse and process data and maintain our systems.

Cost of sales increased $0.8 million, or 1.2%, to $62.6 million in fiscal 2009 compared to $61.8 million in fiscal 2008 and decreased $10.4 million, or 14.4%, in fiscal 2008 compared to $72.2 million in fiscal 2007. Cost of sales as a percentage of revenue was 65.9% in fiscal 2009, 66.3% in fiscal 2008 and 68.3% in fiscal 2007.

The fluctuations in cost of sales in fiscal 2009 compared to fiscal 2008 were primarily due to the fluctuations in revenue, as well as the decreases in cost of sales as a percentage of revenue. The decreases in cost of sales as a percentage of revenue were primarily due to the timing and magnitude of Units shipped with minimum guarantees, as well as to a larger percentage of our revenue being produced by our AMI Division. We achieve higher gross margins on our AMI Division revenue than on our PPT Division revenue. In addition, as revenues increase in our AMI Division, cost of sales as a percentage of revenues should decrease as most of our AMI Division costs are fixed.

The decrease in cost of sales in fiscal 2008 compared to fiscal 2007 was primarily due to the decrease in revenues discussed above, as well as to the decrease in cost of sales as a percentage of revenue. The decrease in cost of sales as a percentage of revenue was primarily due to a shift to more AMI Division revenue in fiscal 2008 as compared to PPT Division revenue. Also, effective April 1, 2007, we increased the estimated lives of our capitalized software to five years from three years based on a review of our previous usage of such internally developed software. Therefore, costs associated with amortizing this software decreased in fiscal 2008 compared to fiscal 2007.

Selling and Administrative

Selling and administrative expenses consist primarily of compensation and benefits, development, marketing and advertising costs, legal and professional fees, communications costs, depreciation and amortization of tangible fixed assets and software, real and personal property leases, as well as other general corporate expenses.

Selling and administrative expenses increased $1.2 million, or 4.7%, to $26.9 million in fiscal 2009 compared to $25.7 million in fiscal 2008, and increased $0.5 million, or 2.0%, in fiscal 2008 compared to $25.2 million in fiscal 2007.

The increase in selling and administrative expenses in fiscal 2009 compared to fiscal 2008 was primarily due to the continued expansion of our Essentials™ lines of business. As a percentage of revenues, selling and administrative expenses were 28.3% in fiscal 2009 compared to 27.6% in fiscal 2008, primarily due to our continued investment in our Essentials™ line of business in fiscal 2009.

Selling and administrative expense in fiscal 2008 compared to fiscal 2007 included an increase of $0.6 million in stock-based compensation related to the issuance of deferred stock units on April 2, 2007. In addition, selling and administrative expense increased $0.5 million related to the hiring of additional personnel associated with the expansion of our AMI Division. These factors were offset by a $0.6 million decrease in our bonus accrual in fiscal 2008 compared to fiscal 2007. As a percentage of revenues, selling and administrative expense increased to 27.6% in fiscal 2008 compared to 23.8% in fiscal 2007 primarily due to the increase in dollars spent in fiscal 2008 combined with decreased revenues over which to spread fixed costs.

Asset Impairment

During fiscal 2009, we recorded a $257,000 asset impairment charge related to various components of our Essentials™ lines of business, which had been in development. Management concluded that it was likely the components would not be placed in service in the foreseeable future. However, this asset impairment charge does not significantly alter management's plans for the expansion of its Essentials™ services.

During fiscal 2008, we recorded an $85,000 impairment charge to write off a component of one of our Essentials™ lines of business, which had been in development. Management concluded that it was likely the asset would not be placed in service in the foreseeable future.

Interest Income

Interest income was $1.1 million, $1.5 million and $1.5 million, respectively, in fiscal 2009, 2008 and 2007. The decrease in fiscal 2009 compared to fiscal 2008 was due to lower interest rates on investments we had in place during the first half of fiscal 2009. Interest income was flat in fiscal 2008 compared to fiscal 2007 as increases due to higher average cash balances were offset by lower interest rates. Our average combined cash and investment balance was $35.2 million, $33.8 million and $30.2 million for fiscal 2009, 2008 and 2007, respectively.

Other Income, Net

Other income, net, in fiscal 2008 related to the recognition of the cumulative translation adjustment of our Rentrak U.K. subsidiary. The subsidiary had remained a legal entity as we were actively pursuing certain business activities. Since the liquidation of the subsidiary was substantially complete as of March 31, 2008, we recognized the cumulative translation adjustment of $181,000 related to this subsidiary and wrote off assets of $37,000. Accordingly, the net effect of these two amounts of approximately $144,000 was recognized as other income, net, in fiscal 2008.

Income Taxes
Our effective tax rate was 15.6%, 36.7% and 40.0%, respectively, in fiscal 2009, 2008 and 2007. Our effective tax rate differs from the federal statutory tax rate primarily due to state income taxes and other adjustments as noted below.

In fiscal 2009, our tax rate was positively affected by the following factors: $0.3 million for federal and state research and experimentation credits, $0.3 million for earnings on investments in tax exempt municipal bonds, $0.3 million for changes in our FIN 48 reserve, which includes $0.8 million of favorable settlements relating to our recently completed federal tax audit offset by an additional reserve of $0.5 million primarily for tax positions taken in prior fiscal years, and $0.8 million for income exempt in foreign jurisdictions.

In fiscal 2008, our tax rate was positively affected by $0.6 million of federal and state research and experimentation credits and negatively affected by a $0.1 million change associated with our adoption of FIN 48.

Inflation
We believe that the impact of inflation was minimal on our business in fiscal 2009, 2008 and 2007.

Liquidity and Capital Resources

Our sources of liquidity include our cash and cash equivalents, marketable securities, cash expected to be generated from future operations and investment income and our $15.0 million line of credit. Based on our current financial projections and projected cash needs, we believe that our available sources of liquidity will be sufficient to fund our current operations, the continued current development of our business information services and other cash requirements through at least March 31, 2010.

Cash and cash equivalents and marketable securities increased $2.7 million to $34.5 million at March 31, 2009 compared to $31.8 million at March 31, 2008. This increase resulted primarily from $8.0 million provided by operating activities, partially offset by $3.0 million used for the purchase of equipment and capitalized IT costs and by $2.3 million used for the repurchase of common stock. Our current ratio was 5.3:1.0 at March 31, 2009 and 5.4:1.0 at March 31, 2008.

Accounts receivable, net of allowances, increased $1.0 million to $16.0 million at March 31, 2009 compared to $15.0 million at March 31, 2008, primarily due to increases in receivables due to higher revenues in our AMI division, as well as the timing of payments received on Units shipped with minimum guaranteed revenues. In addition, an increase in the aging of our accounts receivable in our PPT Division has contributed to the overall increase in accounts receivable. Collection of our PPT Division accounts receivable has slowed due to the overall state of the economy. However, we are able to contractually recover certain bad debts from our Program Suppliers and we believe we have sufficient reserves to cover any losses which exceed those amounts.

During fiscal 2009, we spent $3.0 million on property and equipment, including $2.1 million for the capitalization of internally developed software for our business information service offerings. We anticipate spending a total of approximately $4.1 million on property and equipment in fiscal 2010, including approximately $3.4 million for the capitalization of internally developed software, primarily for our business information service offerings. The remaining capital expenditures in fiscal 2010 will be primarily for computer equipment.

Deferred revenue increased $0.6 million to $1.5 million at March 31, 2009 compared to $0.9 million at March 31, 2008, primarily due to a long-term agreement with a customer/supplier relating to one of our Essentials™ lines of business, in which we will develop reporting tools specifically relating to their unique business requirements. As of March 31, 2009, we had received payments totaling $1.0 million and incurred related costs of $0.1 million, both of which have been deferred. We will recognize the revenue and related costs when the development project is completed, which is anticipated to be in the second quarter of fiscal 2010.

Taxes payable, net of taxes receivable and prepaid taxes, decreased to $11,000 at March 31, 2009 compared to $0.5 million at March 31, 2008 primarily due to the timing of tax payments and the year-to-date provision for income taxes. Deferred income tax liabilities, net of deferred tax assets, increased to $0.6 million at March 31, 2009 compared to a net asset of $27,000 at March 31, 2008 due primarily to temporary book-tax differences related to accelerated expensing of internally developed software expenditures for tax purposes, as well as adoption of a change for tax purposes to cease recognizing short-term deferred revenue in advance of book recognition.

Deferred rent, current and long-term, of $1.1 million at March 31, 2009 represents amounts received for qualified renovations on our corporate headquarters and free rent for the first three months of the lease terms. The deferred rent is being amortized against rent expense over the term of the related lease at the rate of approximately $24,000 per quarter.

Our notes payable, which totaled $1.0 million at March 31, 2008, were all forgiven during fiscal 2009. The notes payable included a $0.7 million loan from the Portland Development Commission ("PDC"), a $0.2 million loan from the State of Oregon and a $58,000 conditional grant from the PDC, all of which were related to our fiscal 2007 corporate headquarters renovations. The $1.0 million gain related to the note forgiveness was recorded as an offset to leasehold improvements and is being amortized as an offset to depreciation expense over the life of the related leases at the rate of $30,000 per quarter through December 2016. The balance of the deferral related to the note forgiveness was $0.9 million at March 31, 2009.

In January 2006, our board of directors adopted a share repurchase program authorizing the purchase of up to 1.0 million shares of our common stock. We repurchased 217,218 shares in fiscal 2009 at an average price of $10.55 per share. Through March 31, 2009, a total of 693,517 shares had been repurchased under this plan at an average price of $10.81 per share and 306,483 shares remained available for purchase. This plan does not have an expiration date. We do not have an established plan for definitive repurchases of shares in any period. All repurchases of shares are determined by a designated officer.

We currently have a secured revolving line of credit for $15.0 million, with a maturity of December 1, 2011. Interest on the line of credit is LIBOR plus 1.5 percent. The credit line is secured by substantially all of our assets. The line of credit includes certain financial covenants requiring: (1) a consolidated pre-tax income to be achieved each fiscal quarter of a minimum of $1.00, and consolidated after-tax income not less than $1.00 on an annual basis, determined at fiscal year end; (2) a minimum current ratio of 1.5:1.0, measured quarterly; and (3) a maximum debt-to-tangible net worth ratio of 1.5:1.0, measured quarterly. Based upon the financial results reported as of and for the quarter ended March 31, 2009, we determined that we were in compliance with the financial covenants at March 31, 2009. At March 31, 2009, we had no outstanding borrowings under this agreement.

Contractual Payment Obligations

A summary of our contractual commitments and obligations as of March 31, 2009 was as follows (in thousands):

	Payments Due By Fiscal Period				
Contractual Obligation	Total	2010	2011 and 2012	2013 and 2014	2015 and beyond
Operating leases	$ 9,334	$ 1,195	$ 2,399	$ 2,417	$ 3,323
Program Supplier guarantees	1,087	1,087	-	-	-
Management contracts[1]	2,274	2,274	-	-	-
	$ 12,695	$ 4,556	$ 2,399	$ 2,417	$ 3,323

(1) Most of our employment contracts with executive management have a one-year term subject to extension. The above amounts do not include any additional payments which may be required in the event of termination or a change in control. See also Item 11 for details of our fiscal 2009 executive compensation.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Following is a discussion of our critical accounting policies and estimates.

Revenue Recognition

We follow Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films," and recognize revenue when all of the following conditions are met:

- Persuasive evidence of an arrangement exists;
- The products or services have been delivered;
- The license period has begun (which is referred to as the "street date" for a product);
- The arrangement fee is fixed or determinable; and
- Collection of the arrangement fee is reasonably assured.

PPT agreements generally provide for an initial order processing fee and continuing transaction fees based on a percentage of rental revenues earned by the retailers upon renting the Units to their customers. Initial order processing fees cover the direct costs of accessing Units from Program Suppliers and handling, packaging and shipping of the Units to the retailer. Once the Units are shipped, we have no further obligation to provide services to the retailer.

We recognize order processing fees as revenue on the street date and recognize transaction fees when the Units are rented to the consumers, provided all other revenue recognition criteria have been met. Certain arrangements include guaranteed minimum revenues from our customers. In these arrangements, we recognize the guaranteed minimum revenue on the street date, provided all other revenue recognition criteria are met.

During the fourth quarter of fiscal 2008, we entered into a long-term agreement with a customer/supplier relating to our Essentials line of business, in which we will develop reporting tools specifically relating to their unique business requirements. We will recognize revenue in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," applying the completed-contract method. We will recognize the revenue and related costs when the development project is completed, which is scheduled to occur during the second quarter of fiscal 2010.

We recognize other services revenue, including DRS revenue in our PPT Division, and business information services revenue in our AMI Division, ratably over the period of service.

Allowance for Doubtful Accounts

Credit limits are established through a process of reviewing the financial history and stability of each customer. We regularly evaluate the collectibility of accounts receivable by monitoring past due balances. If it is determined that a customer may be unable to meet its financial obligations, a specific reserve is established based on the amount we expect to recover. An additional general reserve is provided based on aging of accounts receivable and our historical collection experience. If circumstances change related to specific customers, overall aging of accounts receivable or collection experience, our estimate of the recoverability of accounts receivable could materially change. Our allowance for doubtful accounts totaled $597,000 and $572,000, respectively, at March 31, 2009 and 2008. See also Schedule II, Valuation and Qualifying Accounts included in Item 8 of this Annual Report on Form 10-K.

Deferred Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred tax assets arise from the tax benefit of amounts expensed for financial reporting purposes but not yet deducted for tax purposes and from unutilized tax credits and NOL carry forwards. We evaluate our deferred tax assets on a regular basis to determine if a valuation allowance is required. To the extent it is determined the recoverability of the deferred tax assets is unlikely, we will record a valuation allowance against deferred tax assets. As of both March 31, 2009 and 2008, we had a valuation allowance of $0.1 million recorded against our net operating and capital loss carryforwards in various state and foreign jurisdictions. Net deferred tax assets and (liabilities) totaled $(0.6) million and $27,000, respectively, as of March 31, 2009 and 2008.

Capitalized Software

We account for capitalized software in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software, included in Property and Equipment, net, consists of costs to purchase and develop internal-use software, as well as costs to develop internal software which is used by us to provide various services to clients within our expanding Essentials Suite™ of services. These services provide unique data collection, management, analysis and reporting functions, resulting in business information valuable to our clients. For example, our Box Office Essentials™ business line reports domestic and international gross receipt theatrical ticket sales to motion picture studios and movie theatre owners. Our OnDemand Essentials™ business line measures and reports anonymous video on demand ("VOD") usage data to our clients. Such internal and external costs to develop the internal software used to support these services are capitalized after the technological and business feasibility of the project is determined and the preliminary project stage is completed. We continue to develop our internal software systems in order to expand our service offerings. Once we begin to utilize such software in our products, these costs are amortized on a straight-line basis over the estimated economic life of the software, which is five years. Capitalized software is reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based on these reviews, we recorded capitalized software impairment charges of $257,000 and $85,000 in fiscal 2009 and 2008, respectively. No such charges were recorded in fiscal 2007. Changes in technology could affect our estimate of the useful life of such assets. Capitalized software costs, net of accumulated amortization, totaled $3.8 million and $4.0 million at March 31, 2009 and 2008, respectively.

Stock-Based Compensation

SFAS No. 123R, "Share-Based Payment," requires the measurement and recognition of compensation expense for all share-based payment awards granted to our employees and directors, including employee stock options, deferred stock units ("DSUs") and stock appreciation rights ("SARs") based on the estimated fair value of the award on the grant date. We utilize the Black-Scholes valuation model for valuing our stock-based awards. As of March 31, 2009, unrecognized stock-based compensation related to outstanding, but unvested, options and DSUs was $0.6 million, which will be recognized over the weighted average remaining vesting period of 2.2 years.

On October 10, 2008 and November 6, 2008, we granted 344,875 performance-based nonqualified stock options and 277,625 SARs to certain key employees. These awards are subject to vesting provisions based on attaining specific performance goals and will expire on August 30, 2011 to the extent not previously exercised or terminated. The base price for the SARs and the exercise price per option is $11.10. Vesting will be accelerated if a change in control occurs before the performance criteria are met. We will determine whether the performance goals have been met by no later than June 15, 2011 and vested SARs will be settled in cash based on the closing sale price of our common stock on August 30, 2011 and paid no later than September 30, 2011. The fair value of the performance-based options was estimated to be $0.9 million using the Black-Scholes valuation model. However, as of March 31, 2009, no compensation cost has been recognized for these awards as the performance goals are not probable of being attained.

The use of the Black-Scholes valuation model to estimate the fair value of stock option awards requires us to make judgments on assumptions regarding the risk-free interest rate, expected dividend yield, expected term and expected volatility over the expected term of the award. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of expense could be materially different in the future.

Compensation expense is only recognized on awards that ultimately vest. However, we have not reduced the stock-based compensation expense for estimated forfeitures as there is no basis for estimating future forfeitures as most unvested options are held by members of senior management and the Board of Directors. We update for forfeitures as they occur and recognize any changes to accumulated compensation expense in the period of change. If actual forfeitures are significant, our results of operations could be materially impacted.

Accounting for Unrecognized Tax Benefits
In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in tax positions and applies to situations where there is uncertainty as to the timing of the deduction, the amount of the deduction, or the validity of the deduction. FIN 48 requires that we adjust our financial statements to reflect only those tax positions that are more-likely-than-not to be sustained on audit, based on the technical merits of the position. As of March 31, 2009 and 2008, the total amount of unrecognized tax benefits was $1.2 million and $2.0 million, respectively, including penalties and interest of $30,000 and $0.3 million, respectively. All unrecognized tax benefits at March 31, 2009 would affect the effective tax rate if recognized. See Note 10 of Notes to Consolidated Financial Statements.

Marketable Securities
We classify our marketable securities as "available for sale" securities. Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," our marketable securities are marked to market on a quarterly basis, with unrealized gains and losses being excluded from earnings and reflected as a component of other comprehensive income. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

New Accounting Pronouncements

See Note 3 of Notes to Consolidated Financial Statements for a discussion of the impact of new accounting pronouncements.

Off-Balance Sheet Arrangements

Other than as disclosed above under Contractual Payment Obligations, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have considered the provisions of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments." We had no holdings of derivative financial or commodity instruments at March 31, 2009.

A review of our other financial instruments and risk exposures at March 31, 2009 revealed that we had exposure to interest rate risk related to our cash deposits and marketable securities. We have evaluated and assessed the potential effect of this risk and concluded that near-term changes in interest rates should not materially adversely affect our financial position, results of operations or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Rentrak Corporation

We have audited the accompanying consolidated balance sheets of Rentrak Corporation and subsidiaries (the "Company") as of March 31, 2009 and 2008, and related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2009. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rentrak Corporation and subsidiaries as of March 31, 2009 and 2008, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Rentrak Corporation and subsidiaries' internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 2, 2009 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Portland, Oregon
June 2, 2009

Rentrak Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share amounts)

	March 31, 2009	March 31, 2008
Assets		
Current Assets:		
Cash and cash equivalents	$ 4,601	$ 26,862
Marketable securities	29,874	4,986
Accounts receivable, net of allowances for doubtful accounts of $597 and $572	15,970	15,032
Note receivable	436	396
Advances to program suppliers, net of program supplier reserves of $21 and $17	90	95
Taxes receivable and prepaid taxes	1,231	1,455
Deferred income tax assets	135	253
Other current assets	870	1,296
Total Current Assets	53,207	50,375
Property and equipment, net of accumulated depreciation of $9,472 and $7,731	6,128	6,145
Other assets	543	629
Total Assets	$ 59,878	$ 57,149
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 6,738	$ 6,768
Accrued liabilities	499	671
Deferred rent, current portion	96	90
Accrued compensation	1,100	930
Deferred revenue	1,530	873
Total Current Liabilities	9,963	9,332
Deferred rent, long-term portion	982	989
Deferred income tax liabilities	714	226
Taxes payable, long-term	1,242	1,965
Notes payable	-	965
Total Liabilities	12,901	13,477
Commitments and Contingencies	-	-
Stockholders' Equity:		
Preferred stock, $0.001 par value; 10,000 shares authorized; none issued	-	-
Common stock, $0.001 par value; 30,000 shares authorized; shares issued and outstanding: 10,421 and 10,605	11	11
Capital in excess of par value	45,504	47,189
Accumulated other comprehensive income (loss)	(203)	170
Retained earnings (accumulated deficit)	1,665	(3,698)
Total Stockholders' Equity	46,977	43,672
Total Liabilities and Stockholders' Equity	$ 59,878	$ 57,149

See accompanying Notes to Consolidated Financial Statements.

Rentrak Corporation and Subsidiaries
Consolidated Income Statements
(In thousands, except per share amounts)

	For the Year Ended March 31,		
	2009	2008	2007
Revenue	$ 94,966	$ 93,188	$ 105,721
Cost of sales	62,575	61,814	72,242
Gross margin	32,391	31,374	33,479
Operating expenses:			
Selling and administrative	26,888	25,683	25,188
Asset impairment	257	85	-
	27,145	25,768	25,188
Income from operations	5,246	5,606	8,291
Other income (expense):			
Interest income	1,110	1,517	1,521
Interest expense	(2)	(10)	(7)
Other income, net	-	144	-
	1,108	1,651	1,514
Income before income taxes	6,354	7,257	9,805
Provision for income taxes	991	2,663	3,918
Net income	$ 5,363	$ 4,594	$ 5,887
Basic net income per share	$ 0.51	$ 0.43	$ 0.55
Diluted net income per share	$ 0.49	$ 0.41	$ 0.53
Shares used in per share calculations:			
Basic	10,561	10,728	10,632
Diluted	11,047	11,227	11,170

See accompanying Notes to Consolidated Financial Statements.

Rentrak Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity and Comprehensive Income
For The Years Ended March 31, 2009, 2008 and 2007
(In thousands, except share amounts)

	Common Stock Shares	Common Stock Amount	Capital In Excess of Par Value	Cumulative Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at March 31, 2006	10,697,336	$ 11	$ 48,069	$ 181	$ (12,850)	$ 35,411
Net income	-	-	-	-	5,887	5,887
Unrealized loss on foreign currency translation	-	-	-	(49)	-	(49)
Comprehensive income						5,838
Common stock issued pursuant to stock plans	321,359	-	2,096	-	-	2,096
Common stock used to pay for option exercises and taxes	(114,172)	-	(1,762)	-	-	(1,762)
Common stock issued pursuant to warrant exercise	12,705	-	-	-	-	-
Deferred stock units granted to Board of Directors	-	-	358	-	-	358
Stock-based compensation expense - options	-	-	498	-	-	498
Common stock repurchased	(193,500)	-	(1,948)	-	-	(1,948)
Income tax benefit from stock option and warrant exercises	-	-	844	-	-	844
Balance at March 31, 2007	10,723,728	11	48,155	132	(6,963)	41,335
Net income	-	-	-	-	4,594	4,594
Reclassification adjustment relating to substantial liquidation of foreign investment				(181)		(181)
Unrealized gain on foreign currency translation	-	-	-	219	-	219
Comprehensive income						4,632
Common stock issued pursuant to stock plans	170,563	-	1,027	-	-	1,027
Common stock used to pay for option exercises and taxes	(15,828)	-	(208)	-	-	(208)
Common stock issued in exchange for deferred stock units	9,000	-	-	-	-	-
Deferred stock units granted to Board of Directors, net	-	-	650	-	-	650
Stock-based compensation expense - options	-	-	325	-	-	325
Common stock repurchased	(282,799)	-	(3,253)	-	-	(3,253)
Cumulative effect of adoption of FIN 48	-	-	-	-	(1,329)	(1,329)
Income tax benefit from stock-based compensation	-	-	493	-	-	493
Balance at March 31, 2008	10,604,664	11	47,189	170	(3,698)	43,672
Net income	-	-	-	-	5,363	5,363
Unrealized loss on foreign currency translation	-	-	-	(299)	-	(299)
Unrealized loss on investments, net of tax	-	-	-	(74)	-	(74)
Comprehensive income						4,990
Common stock issued pursuant to stock plans	39,175	-	201	-	-	201
Common stock used to pay for option exercises	(5,684)	-	(51)	-	-	(51)
Deferred stock units granted to Board of Directors	-	-	213	-	-	213
Stock-based compensation expense - options	-	-	274	-	-	274
Common stock repurchased	(217,218)	-	(2,291)	-	-	(2,291)
Income tax effect from stock-based compensation	-	-	(31)	-	-	(31)
Balance at March 31, 2009	10,420,937	$ 11	$ 45,504	$ (203)	$ 1,665	$ 46,977

See accompanying Notes to Consolidated Financial Statements.

Rentrak Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	For the Year Ended March 31, 2009	2008	2007
Cash flows from operating activities:			
Net income	$ 5,363	$ 4,594	$ 5,887
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Tax benefit (expense) from stock-based compensation	(31)	493	844
Depreciation and amortization	1,750	1,433	1,736
Loss on disposal of fixed assets	-	14	37
Gain on liquidation of foreign investment	-	(144)	-
Reserve on capitalized software projects	257	85	-
Amortization of discount on marketable securities	-	-	(421)
Adjustment to allowance for doubtful accounts	25	(27)	-
Stock-based compensation	487	975	856
Excess tax benefits from stock-based compensation	(8)	(272)	(358)
Deferred income taxes	661	(283)	679
Options granted to non-employee	-	-	39
(Increase) decrease in:			
Accounts receivable	(1,096)	4,665	(1,759)
Note receivable issued to customer	20	(11)	-
Advances to program suppliers	17	132	59
Interest and dividends receivable	(106)	4	35
Taxes receivable and prepaid taxes	224	(1,423)	32
Other current assets	470	(656)	(162)
Increase (decrease) in:			
Accounts payable	50	(6,944)	(1,786)
Taxes payable	(723)	636	972
Accrued liabilities and compensation	3	(556)	(2,079)
Deferred rent	(7)	(61)	1,140
Deferred revenue and other liabilities	659	424	12
Net cash provided by operating activities	8,015	3,078	5,763
Cash flows from investing activities:			
Purchase of marketable securities	(30,000)	-	(6,852)
Maturity of marketable securities	4,986	17,119	-
Purchase of property and equipment	(2,954)	(2,568)	(3,233)
Proceeds from sale of assets	1	-	-
Note receivable payments received	-	-	183
Net cash provided by (used in) investing activities	(27,967)	14,551	(9,902)
Cash flows from financing activities:			
Proceeds from notes payable	-	-	955
Issuance of common stock	150	889	465
Excess tax benefits from stock-based compensation	8	272	358
Repurchase of common stock	(2,291)	(3,253)	(1,948)
Net cash used in financing activities	(2,133)	(2,092)	(170)
Effect of foreign exchange translation on cash	(176)	(26)	(6)
Increase (decrease) in cash and cash equivalents	(22,261)	15,511	(4,315)
Cash and cash equivalents:			
Beginning of year	26,862	11,351	15,666
End of year	$ 4,601	$ 26,862	$ 11,351
Supplemental cash flow information:			
Cash paid during the year for income taxes, net of refunds received	$ 809	$ 3,240	$ 3,356
Supplemental non-cash information:			
Common stock withheld in payment of exercise price for stock options and warrants	$ 51	$ 208	$ 1,762
Deferred gain related to forgiven loan for capital assets	967	-	-
Unrealized losses on investments, net of tax of $55	74	-	-
Accounts Receivable converted to Note Receivable	60	-	385

See accompanying Notes to Consolidated Financial Statements.

Note 1. Overview

Rentrak Corporation is located in Portland, Oregon. We have two operating divisions, the Pay-Per-Transaction ("PPT") Division and Advanced Media and Information ("AMI") Division as well as the non-operating Other Division.

Our PPT Division focuses on managing our business operations that facilitate the delivery of home entertainment content products (DVDs, Blu-ray Discs, etc.) ("Units") and related rental and sales information for the content to home video specialty stores and other retailers, on a revenue sharing basis. We lease product from various suppliers, typically motion picture studios. Under our PPT System, PPT retailers sublease that product from us and rent it to consumers. Retailers then share a portion of the revenue from each retail rental transaction with us and we share a portion of the revenue with the studio. Since we collect, process and analyze rental and sales information at the title level, we report that information to both the studio and the respective retailers.

Our Traditional and Digital Direct Revenue Sharing ("DRS") line of business is also a part of our PPT Division. Our DRS services collect, track, audit and report the results of DRS retailers, such as Blockbuster Entertainment, Movie Gallery and Netflix, to the respective suppliers under established agreements on a fee for service basis.

Our AMI Division concentrates on the management and growth of our Essentials Suite™ of business information services. Our Essentials Suite™ software and services, offered primarily on a recurring subscription basis, provide unique data collection, management, analysis and reporting functions, resulting in business information valuable to our clients.

Our Other Division includes revenue relating to other products and/or services which are still in the development stage, including AdEssentials™, which will capture census-level data regarding viewing patterns of on demand advertising for reporting to marketers and advertising agencies. The Other Division also includes corporate and administrative costs.

Note 2. Significant Accounting Policies

Basis of Consolidation
The consolidated financial statements include the accounts of Rentrak Corporation, its majority owned subsidiaries, and those subsidiaries in which we have a controlling interest after elimination of all intercompany accounts and transactions.

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. We consider our most critical accounting policies to be those that require the use of estimates and assumptions, specifically, accounts receivable reserves, Program Supplier guarantee reserves, judgments regarding realization of deferred tax assets, estimated realizable value of capitalized internally developed software costs, estimates related to stock-based compensation and unrecognized tax benefits.

Revenue Recognition

We follow Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films," and recognize revenue when all of the following conditions are met:

- Persuasive evidence of an arrangement exists;
- The products or services have been delivered;
- The license period has begun (which is referred to as the "street date" for a product);
- The arrangement fee is fixed or determinable; and
- Collection of the arrangement fee is reasonably assured.

PPT agreements generally provide for an initial order processing fee and continuing transaction fees based on a percentage of rental revenues earned by the retailers upon renting the Units to their customers. Initial order processing fees cover the direct costs of accessing Units from Program Suppliers and handling, packaging and shipping of the Units to the retailer. Once the Units are shipped, we have no further obligation to provide services to the retailer.

We recognize order processing fees as revenue on the street date and recognize transaction fees when the Units are rented to the consumers, provided all other revenue recognition criteria have been met. Certain arrangements include guaranteed minimum revenues from our customers. In these arrangements, we recognize the guaranteed minimum revenue on the street date, provided all other revenue recognition criteria are met.

During the fourth quarter of fiscal 2008, we entered into a long-term agreement with a customer/supplier relating to our Essentials line of business, in which we will develop reporting tools specifically relating to their unique business requirements. We will recognize revenue in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," applying the completed-contract method. We will recognize the revenue and related costs when the development project is completed, which is scheduled to occur during the second quarter of fiscal 2010.

We recognize other services revenue, including DRS revenue in our PPT Division, and business information services revenue in our AMI Division, ratably over the period of service.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with a maturity of three months or less at acquisition to be cash equivalents. We have funds deposited in various financial institutions in excess of the federal funds deposit insurance limits.

Marketable Securities

We classify our marketable securities as "available for sale" securities. Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," our marketable securities are marked to market on a quarterly basis, with unrealized gains and losses being excluded from earnings and reflected as a component of other comprehensive income. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable.

Credit limits are established through a process of reviewing the financial history and stability of each customer. We regularly evaluate the collectibility of accounts receivable by monitoring past due balances. If it is determined that a customer may be unable to meet its financial obligations, a specific reserve is established based on the amount we expect to recover. An additional general reserve is provided based on aging of accounts receivable and our historical collection experience. If circumstances change related to specific customers, overall aging of accounts receivable or collection experience, our estimate of the recoverability of accounts receivable could materially change. We are able to contractually recover certain bad debts from our Program Suppliers. Such recoveries are recorded as reductions to expense when they are fixed and determinable pursuant to the Program Supplier contract.

No customer accounted for 10% or more of our accounts receivable balance as of March 31, 2009 or 2008. We do not have any off-balance sheet credit exposure related to our customers.

Fair Value of Financial Assets and Liabilities
We estimate the fair value of our monetary assets and liabilities based upon comparison of such assets and liabilities to the current market values for instruments of a similar nature and degree of risk. Our monetary assets and liabilities include cash, marketable securities, accounts and notes receivable, accounts payable and notes payable. Based on the short-term nature of these instruments, we estimate that the recorded value of all our monetary assets and liabilities approximates fair value as of March 31, 2009 and 2008.

Effective April 1, 2008, we adopted the provisions of SFAS No. 157, "Fair Value Measurements," for our financial assets and liabilities. The adoption of this portion of SFAS No. 157 did not have any effect on our financial position or results of operations and we do not expect the adoption of the provisions of SFAS No. 157 related to non-financial assets and liabilities to have an effect on our financial position or results of operations. Although the adoption of SFAS No. 157 did not impact our results of operations, we are now required to provide additional disclosures as part of our financial statements. See Note 5.

Impairment of Long-Lived Assets
Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property, plant and equipment, capitalized software and purchased intangibles subject to amortization, are required to be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying value or fair value less costs to sell, and depreciation ceases. During fiscal 2009 and 2008, respectively, we recorded a $257,000 and an $85,000 asset impairment charge related to various components of our Essentials™ lines of business, which had been in development. Management concluded that it was likely the components would not be placed in service in the foreseeable future.

Property and Equipment
Depreciation of property and equipment is computed on the straight-line method over estimated useful lives of three to seven years for furniture and fixtures, three to ten years for equipment and five years for capitalized software. Leasehold improvements are amortized over the lives of the underlying leases or the service lives of the improvements, whichever is shorter. Property and equipment is reviewed for impairment in accordance with SFAS No. 144 as discussed above.

In June 2006, we received commitments for conditional loans from the State of Oregon and the Portland Development Commission ("PDC") for funding leasehold improvements in the amounts of $0.2 million and $0.7 million, respectively. In the second quarter of fiscal 2007, we also received a conditional grant from the PDC for $58,000. These amounts were all forgiven during fiscal 2009. The $1.0 million gain related to the forgiveness was recorded as an offset to leasehold improvements and is being amortized as an offset to depreciation expense over the life of the related leases at the rate of $30,000 per quarter through December 2016. The balance of the deferral related to the forgiveness was $0.9 million at March 31, 2009.

Landlord Incentives
On December 2, 2005, we renewed our headquarters building lease in Portland, Oregon. The new lease term began on January 1, 2007 and expires on December 31, 2016. During fiscal 2007, we renovated our headquarter offices and expanded our occupancy from 48,000 square feet to approximately 55,500 square

feet. This lease was amended and, effective September 1, 2008, our leased space increased to a total of 58,800 square feet. Our lease contains provisions relating to an allowance from our landlord associated with the costs of our improvements, as well as three months of free rent. These landlord incentives and free rent, which totaled $1.1 million at both March 31, 2009 and 2008, were recorded as deferred rent and are being amortized at the rate of approximately $24,000 per quarter as a reduction to rent expense over the lease term.

Capitalized Software
We account for capitalized software in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software, included in Property and Equipment, net, consists of costs to purchase and develop internal-use software, as well as costs to develop internal software which is used by us to provide various services to clients within our expanding Essentials Suite™ of services. These services provide unique data collection, management, analysis and reporting functions, resulting in business information valuable to our clients. For example, our Box Office Essentials™ business line reports domestic and international gross receipt theatrical ticket sales to motion picture studios and movie theatre owners. Our OnDemand Essentials™ business line measures and reports anonymous video on demand ("VOD") usage data to our clients. Such internal and external costs to develop the internal software used to support these services are capitalized after the technological and business feasibility of the project is determined and the preliminary project stage is completed. We continue to develop our internal software systems in order to expand our service offerings. Once we begin to utilize such software in our products, these costs are amortized on a straight-line basis over the estimated economic life of the software, which is five years. Historically, we have been able to utilize the systems we have put in place for a period of at least five years. Capitalized software is reviewed for impairment in accordance with SFAS No. 144 as discussed above. Changes in technology could affect our estimate of the useful life of such assets. See Note 6.

Income Taxes
We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement basis and tax basis of assets and liabilities as measured by the enacted tax rates for the years in which the taxes are expected to be paid. We evaluate our deferred tax assets on a regular basis to determine if a valuation allowance is required. To the extent it is determined the recoverability of the deferred tax assets is unlikely, we record a valuation allowance against deferred tax assets. As of both March 31, 2009 and 2008, we had a valuation allowance of $0.1 million recorded against our net operating and capital loss carryforwards in various state and foreign jurisdictions. As of March 31, 2009 and 2008, net deferred tax assets and (liabilities) totaled $(0.6) million and $27,000, respectively.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in tax positions and applies to situations where there is uncertainty as to the timing of the deduction, the amount of the deduction, or the validity of the deduction. FIN 48 requires that we adjust our financial statements to reflect only those tax positions that are more-likely-than-not to be sustained on audit, based on the technical merits of the position. As of March 31, 2009 and 2008, the total amount of unrecognized tax benefits was $1.2 million and $2.0 million, respectively, including penalties and interest of $30,000 and $0.3 million, respectively. All unrecognized tax benefits at March 31, 2009 would affect the effective tax rate if recognized.

Program Supplier Reserves
We have entered into guarantee contracts with certain Program Suppliers providing titles for distribution under our PPT system. These contracts guarantee the Program Suppliers minimum payments per Unit shipped that are recoupable based on revenue-sharing activity. In some cases, these guarantees are paid in advance. For amounts not paid in advance, we record a liability for the gross amount of the guarantee due to the Program Supplier on the street date in accordance with SOP 00-2. For guarantees paid in advance, the unearned portion of the guarantees is included as Advances to Program Suppliers on our consolidated balance sheets. Using historical experience and year to date rental experience for

each title, we estimate the projected revenue to be generated under each guarantee. We have historically been able to reasonably estimate shortages after 30 to 60 days of rental activity. We then establish a Program Supplier reserve for titles that are projected to experience a shortage under the provisions of the guarantee. The Program Supplier reserve is netted against Advances to Program Suppliers on our consolidated balance sheets. We continually review these factors and make adjustments to the reserves as needed. The balance in this reserve totaled $21,000 and $17,000, respectively, at March 31, 2009 and 2008.

Shipping and Handling Costs
Shipping and handling costs are included as a component of cost of sales.

Taxes Collected from Customers and Remitted to Governmental Authorities
We account for tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction (i.e., sales, use, value added) on a net (excluded from revenue) basis.

Advertising Expense
Advertising costs are expensed as incurred. Expenses incurred totaled approximately $1.9 million, $1.8 million and $1.6 million, respectively, in fiscal 2009, 2008 and 2007. Reimbursements received for direct and indirect expenses totaled approximately $2.5 million, $2.2 million and $1.7 million, respectively, in fiscal 2009, 2008 and 2007.

The advertising reimbursements from Program Suppliers are contractually provided to us to offset expenses incurred in maintaining ongoing marketing programs utilized by our Participating Retailers. A significant amount of these reimbursements are passed through to our Participating Retailers as we reimburse them for their direct expense of local advertising, such as newspaper or radio ads. In addition, the reimbursements offset expenses paid by us to third-party vendors in maintaining programs that indirectly assist Participating Retailers in these marketing efforts. Contractual terms of the agreements fluctuate by Program Supplier and the amount of reimbursement tends to be based on the performance of individual movie titles.

Reimbursements provided by a Program Supplier can be "accountable" or "unaccountable." The Program Supplier provides accountable amounts only to the extent that we provide documentary evidence of the funds paid either to our Participating Retailers directly or paid to third parties. Accountable reimbursements are recorded as a reduction of the same income statement line item, selling and administrative expenses, in which the costs are recorded, which typically occurs in the same accounting period. Unaccountable reimbursements are normally calculated and awarded on a fixed amount per unit of product shipped and do not require substantiation that any payments were made to promote marketing efforts. Unaccountable reimbursements are recognized when units of their associated product are shipped, which is when a majority of the direct or indirect marketing effort and the corresponding expense is incurred, which typically occurs within the same reporting period. Unaccountable reimbursements are classified as reductions to cost of sales on the statement of operations in accordance with Emerging Issues Task Force 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor."

Stock-Based Compensation
We account for stock-based compensation pursuant to SFAS No. 123R, "Share-Based Payment." SFAS No. 123R applies to all awards granted or modified after April 1, 2006, the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption is recognized in net income in the periods after the date of adoption using the Black-Scholes valuation method over the remainder of the requisite service period.

Foreign Currency Translation
Adjustments from translating foreign functional currency financial statements into U.S. dollars are included in Cumulative Other Comprehensive Income in the consolidated statements of stockholders' equity and comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included as a component of Selling and Administrative expenses in our consolidated statements of operations.

Comprehensive Income

Components of our comprehensive income consisted of the changes in our cumulative translation adjustment relating to our Rentrak Canada subsidiary and unrealized gains or losses on our investments, which include our marketable securities and investments relating to our deferred compensation plan. The balances in these accounts as of March 31, 2009 were as follows (dollars in thousands):

	March 31, 2009
Unrealized loss on foreign translation adjustments	$ 128
Unrealized loss on investments	75
Total Cumulative Other Comprehensive Income	$ 203

As of March 31, 2006, components of our comprehensive income consisted of our cumulative translation adjustment related to our Rentrak U.K. subsidiary, which has been mostly inactive since March 2003. The subsidiary had remained a legal entity as we were actively pursuing certain business activities. Since the liquidation of the subsidiary was substantially complete as of March 31, 2008, we recognized the cumulative translation adjustment of $181,000 related to this subsidiary and wrote off assets of $37,000. Accordingly, the net effect of these two amounts of approximately $144,000 was recognized as other income in fiscal 2008.

Earnings Per Share

Basic net income per share ("EPS") and diluted EPS are computed using the methods prescribed by SFAS No. 128, "Earnings per Share." Following is a reconciliation of the shares used for the basic EPS and diluted EPS calculations (in thousands):

	Year Ended March 31,		
	2009	2008	2007
Basic EPS:			
Weighted average number of shares of common stock outstanding	10,561	10,728	10,632
Diluted EPS:			
Effect of dilutive stock options	486	499	538
	11,047	11,227	11,170

For the year ended March 31, 2009, 345,000 performance-based options were not included in the diluted EPS calculation as their effect would have been antidilutive. There were no stock options excluded from the diluted EPS calculations due to their exercise price being greater than the average market price of the common shares in fiscal 2008 or 2007.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. See Note 15.

Note 3. New Accounting Pronouncements

FSP No. FAS 107-1 and APB 28-1

In April 2009, the FASB issued FSP No. FAS107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments." This FSP amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," to require disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. This FSP also amends APB Opinion No. 28, "Interim Financial Reporting," to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. Since this FSP only pertains to footnote disclosures, we do not believe that the adoption of this FSP will have a material impact on our financial position, results of operations or cash flows.

FSP No. FAS 157-4

In April 2009, the FASB issued FSP No. FAS157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157, "Fair Value Measurements," and emphasizes that, even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation techniques used, the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This FSP amends SFAS No. 157 to require disclosure in interim and annual periods regarding the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. It also requires that entities define major categories for equity and debt securities in accordance with paragraph 19 of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This FSP is effective for interim and annual reporting periods ending after June 15, 2009. While we are still analyzing the effects of adopting this FSP and given that it pertains primarily to footnote disclosures, we do not believe that the adoption of this FSP will have a material impact on our financial position, results of operations or cash flows.

SFAS No. 162

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 4311, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." We believe that our accounting principles and practices are consistent with the guidance in SFAS No. 162, and, accordingly, we do not expect the adoption of SFAS No. 162 to have a material effect on our financial position or results of operations.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," which requires certain disclosures related to derivative instruments. SFAS No. 161 is effective prospectively for interim periods and fiscal years beginning after November 15, 2008. We do not have any derivative instruments that fall under the guidance of SFAS No. 161 and, accordingly, we do not expect the adoption of SFAS No. 161 to have any effect on our financial position or results of operations.

SFAS No. 141R and SFAS No. 160

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS Nos. 141R and 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008 and earlier adoption is prohibited. SFAS No. 141R will be applied to business combinations occurring after the effective date and SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We do not believe that the adoption of SFAS Nos. 141R and 160 will have a material effect on our financial position or results of operations.

EITF 07-3

In June 2007, the Emerging Issues Task Force ("EITF") issued EITF 07-3, "Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities," which states that non-refundable advance payments for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the company should be recorded as an asset when the advance payment is made and then recognized as an expense when the research and development activities are performed. EITF 07-3 is applicable prospectively to new contractual arrangements entered into in fiscal years beginning after December 15, 2007. The adoption of EITF 07-3 effective April 1, 2008 did not have a material effect on our financial position or results of operations.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 effective April 1, 2008 did not have any effect on our financial position or results of operations.

SFAS No. 157

Effective April 1, 2008, we adopted the provisions of SFAS No. 157, "Fair Value Measurements," for our financial assets and liabilities. The adoption of this portion of SFAS No. 157 did not have any effect on our financial position or results of operations and we do not expect the adoption of the provisions of SFAS No. 157 related to non-financial assets and liabilities to have an effect on our financial position or results of operations.

Note 4. Marketable Securities

Marketable securities, all of which were classified as "available-for-sale" at March 31, 2009 and as "held-to-maturity" at March 31, 2008, consisted of the following (in thousands):

	March 31,	
	2009	2008
Municipal and corporate debt securities		
Amortized cost	$ 30,000	$ 4,986
Gross unrecognized holding gains	-	4
Gross unrecognized holding losses	(126)	-
Fair value	$ 29,874	$ 4,990

During the second quarter of fiscal 2009, we invested $30.0 million in a short-term municipal bond fund. We recognized interest and dividend income, net of fees, of $784,000, associated with this fund, which is included in Interest Income on our Consolidated Income Statements. This income is exempt from federal income taxes and the approximate rate of return earned on this investment was 5% per annum.

As of March 31, 2009, the value of the fund declined by $126,000. Management believes that the decline in value is temporary based on the historical performance of the fund. As of May 12, 2009, the value of the fund increased, which would result in an unrecognized holding gain of approximately $63,000. However, bond fund values fluctuate in response to the financial condition of individual issues, general market and economic conditions and changes in interest rates. In general, when interest rates rise, bond fund values fall and investors may lose principal value. While we currently have no plans or requirements to sell the security in the foreseeable future, we are exposed to market risks and cannot predict what impact fluctuations in the market may have on the value of this fund, which may adversely affect our results of operations, financial condition and liquidity.

Note 5. Fair Value Disclosures

SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring the fair value of our financial assets and liabilities and are summarized into three broad categories:

- Level 1 – quoted prices in active markets for identical securities;
- Level 2 – other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and
- Level 3 – significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Following are the disclosures related to our financial assets pursuant to SFAS No. 157 (in thousands):

	March 31, 2009	
	Fair Value	Input Level
Available for sale marketable securities		
Municipal tax exempt bond fund	$ 29,874	Level 1

The fair value of our available for sale securities is determined based on quoted market prices for identical securities on a quarterly basis.

Note 6. Property and Equipment

Property and equipment consisted of the following (in thousands):

	March 31,	
	2009	2008
Furniture, fixtures and computer equipment	$ 5,353	$ 4,729
Leasehold improvements[(1)]	966	1,668
Capitalized software[(2)]	9,281	7,479
	15,600	13,876
Less accumulated depreciation and amortization	(9,472)	(7,731)
	$ 6,128	$ 6,145

(1) See Note 7 for information regarding an offset to leasehold improvements related to loan forgiveness in fiscal 2009.

(2) Includes $1.1 million and $1.9 million of capitalized costs associated with software projects which are still in the application development stage as of March 31, 2009 and 2008, respectively, and, as such, are not being amortized.

During fiscal 2007, we retired and/or disposed of fixed assets which were being replaced by new assets associated with our renovations (see Note 7). The gross value of the assets was $1.3 million; however, since most of these assets were fully depreciated, the amount of the loss associated with the disposals was approximately $33,000 and was included as a component of Selling and Administrative expense.

Amortization expense related to capitalized software was $0.9 million, $0.6 million and $1.1 million for fiscal 2009, 2008 and 2007, respectively. Accumulated amortization related to capitalized software was $4.4 million and $3.5 million at March 31, 2009 and 2008, respectively. Amortization expense related to capitalized software no longer in the application development stage over the next five fiscal years and thereafter as of March 31, 2009 is as follows (in thousands):

2010	$ 1,136
2011	997
2012	791
2013	586
2014	261
Thereafter	-
	$ 3,771

Note 7. Renovation of Corporate Headquarter Office and State of Oregon and City of Portland Loans and Grant

In connection with our corporate headquarter office renovations, we received cash-based rent incentives of $0.9 million from the lessor based on our qualified expenditures and three months of free rent, with a value of $0.3 million. Additionally, in connection with our September 2008 lease amendment, we received cash-based rent incentives of $50,000 and three months of free rent, with a value of $17,000. These landlord incentives, which totaled $1.1 million at both March 31, 2009 and 2008, were recorded as deferred rent and are being amortized at the rate of approximately $24,000 per quarter, as a reduction to lease expense over the lease term, which began January 1, 2007 and ends December 31, 2016.

In addition, in June 2006, we received commitments for conditional loans from the State of Oregon and the PDC for funding in the amounts of $0.2 million and $0.7 million, respectively. In the second quarter of fiscal 2007, we also received a conditional grant from the PDC for $58,000. These amounts were all forgiven during fiscal 2009. The $1.0 million gain related to the forgiveness was recorded as an offset to leasehold improvements and is being amortized as an offset to depreciation expense over the life of the related leases at the rate of $30,000 per quarter through December 2016. The balance of the deferral related to the forgiveness was $0.9 million at March 31, 2009.

Note 8. Line of Credit

We currently have a secured revolving line of credit for $15.0 million, with a maturity of December 1, 2011. Interest on the line of credit is LIBOR plus 1.5 percent. The credit line is secured by substantially all of our assets. The line of credit includes certain financial covenants requiring: (1) a consolidated pre-tax income to be achieved each fiscal quarter of a minimum of $1.00, and consolidated after-tax income not less than $1.00 on an annual basis, determined at fiscal year end; (2) a minimum current ratio of 1.5:1.0, measured quarterly; and (3) a maximum debt-to-tangible net worth ratio of 1.5:1.0, measured quarterly. Based upon the financial results reported as of and for the quarter ended March 31, 2009, we determined that we were in compliance with the financial covenants at March 31, 2009. At March 31, 2009 and 2008, we had no outstanding borrowings under this agreement.

Note 9. Related Party Transaction

We entered into a consulting agreement with Mr. F. Kim Cox, our former President and Secretary, on January 25, 2005 whereby he assisted us with strategic planning and product development issues. Pursuant to the agreement, we paid Mr. Cox $25,000 per month from February 2005 through March 2007. We paid Mr. Cox a total of $300,000 pursuant to this agreement in fiscal 2007.

Note 10. Income Taxes

Income from continuing operations before income taxes consisted of the following (in thousands):

	Year Ended March 31,		
	2009	2008	2007
U.S.	$ 6,226	$ 7,088	$ 9,547
Non-U.S.	128	169	258
	$ 6,354	$ 7,257	$ 9,805

The provision for income taxes from continuing operations was as follows (in thousands):

	Year Ended March 31,		
	2009	2008	2007
Current tax provision (benefit):			
Federal	$ (7)	$ 2,417	$ 2,818
State	291	469	421
Foreign	44	60	-
	328	2,946	3,239
Deferred tax provision/(benefit)	663	(283)	679
	$ 991	$ 2,663	$ 3,918

The reported provision for income taxes from continuing operations differs from the amount computed by applying the statutory federal income tax rate of 34% to income before provision for income taxes as follows (in thousands):

	Year Ended March 31,		
	2009	2008	2007
Provision computed at statutory rates	$ 2,161	$ 2,467	$ 3,334
State taxes, net of federal benefit	463	499	675
Research credits	(253)	(569)	-
Amortization of intangibles	-	-	(146)
Change in valuation allowance	-	-	(156)
Tax exempt income	(267)	-	-
Foreign tax exempt income	(768)	-	-
FIN48	(348)	114	-
Other	3	152	211
	$ 991	$ 2,663	$ 3,918

Deferred tax assets (liabilities) were comprised of the following components (in thousands):

	March 31,	
	2009	2008
Current deferred taxes:		
Deferred revenue	$ 138	$ 357
Mark to market adjustment on investments	57	-
Other	(60)	(104)
Total current deferred taxes	135	253
Non-current deferred taxes:		
Depreciation	467	558
Free rent	138	120
Accelerated research and experimentation expenditures	(2,040)	(1,644)
Stock-based compensation	610	529
Net operating loss and capital carryforwards	80	80
Other	111	211
Total non-current deferred taxes	(634)	(146)
Valuation allowance	(80)	(80)
Net non-current deferred taxes	(714)	(226)
Net deferred taxes	$ (579)	$ 27

Total deferred tax assets were approximately $1.6 million and $1.9 million, respectively, at March 31, 2009 and 2008 and total deferred tax liabilities were approximately $2.1 million and $1.7 million, respectively. There was no change in our valuation allowance in fiscal 2009. The decrease to our valuation allowance was approximately $(27,000) and $(0.5) million in fiscal 2008 and 2007, respectively.

As of March 31, 2009, tax benefits of approximately $55,000 were recorded in other comprehensive income related to the unrealized losses on investments not classified as held to maturity.

As of March 31, 2009, we had state net operating loss carryforwards and capital loss carryforwards totaling approximately $251,000 and $2.3 million, respectively, the tax benefit of which has also been fully reserved. The state net operating loss carryforwards expire beginning in fiscal years 2011 through 2024. The state capital loss carryforwards expire in fiscal 2010.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

As of March 31, 2009, based on these assessments and considerations, we continue to provide a valuation allowance against our state net operating loss and capital loss carryforwards due to the lack of expected operating income and capital gains in the near term in those jurisdictions. We anticipate that all other deferred tax assets will be realized based on future estimated taxable income and have, therefore, not recorded a valuation allowance against them.

We adopted FIN 48 effective April 1, 2007. Following is a rollforward of our unrecognized tax benefits (in thousands):

Balance at April 1, 2007	$	1,584
Additions for tax positions taken in fiscal 2008		265
Additions for tax positions taken in prior fiscal years		-
Decrease for tax positions taken in prior fiscal years (payment of tax)		(146)
Decreases for lapses in statutes of limitation		-
Decreases for settlements with taxing authorities		-
Balance at March 31, 2008		1,703
Additions for tax positions taken in fiscal 2009		93
Additions for tax positions taken in prior fiscal years		408
Decrease for tax positions taken in prior fiscal years (payment of tax)		(292)
Decreases for lapses in statutes of limitation		-
Decreases for settlements with taxing authorities		(706)
Balance at March 31, 2009	$	1,206

All of our unrecognized tax benefits would have an impact on the effective tax rate if recognized. Interest and penalties accrued on unrecognized tax benefits were approximately $36,000 and $0.3 million at March 31, 2009 and 2008, respectively. Interest and penalties recognized as a component of the tax provision in fiscal 2009 and 2008 totaled approximately $0 and $0.1 million, respectively.

We file federal income tax returns, Canadian income tax returns and State of Oregon income tax returns, as well as multiple other state and local jurisdiction tax returns, and have open tax periods in each of the jurisdictions for the years ended March 31, 2001 through March 31, 2009. We recently completed our federal tax audit for our fiscal years ended March 31, 2005, March 31, 2006 and March 31, 2007. A potential reduction to the unrecognized tax benefits of approximately $0.3 million, before interest, relating to intercompany allocations may occur in the next twelve months as a result of a lapse of the applicable statute of limitations. We will continue to accrue interest related to these unrecognized tax positions during the next twelve months.

Note 11. Stockholders' Equity

Share Repurchase Program

Our stock repurchase program, which was approved by our Board of Directors in January 2006, authorized the purchase of up to 1.0 million shares of our common stock and does not have an expiration date. Shares may be repurchased from time to time in both open market and privately negotiated purchases in such amounts as our authorized officer, Paul Rosenbaum, Chairman and Chief Executive Officer, deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors, including price, corporate and regulatory requirements and other market conditions. Currently, the price per share which may be paid to repurchase shares cannot exceed $12.75, unless further reauthorized by our Board of Directors.

We have repurchased the following shares pursuant to this plan:

	Number Repurchased	Average Price Per Share	Total Price
Fiscal 2009	217,218	$10.55	$2.3 million
Fiscal 2008	282,799	$11.51	$3.3 million
Fiscal 2007	193,500	$10.07	$1.9 million
	693,517	$10.81	$7.5 million

At March 31, 2009, 306,483 shares remained available for repurchase under this plan.

Stock-Based Compensation

Certain information regarding our stock-based compensation was as follows (in thousands, except per share amounts):

	Year Ended March 31, 2009	2008	2007
Weighted average grant-date per share fair value of share options granted	$ 2.54	$ 4.32	$ -
Total intrinsic value of share options exercised	246	1,178	2,446
Stock-based compensation recognized in results of operations as a component of selling and administrative expense	487	975	856
Tax benefit recognized in statement of operations	8	272	358
Cash received from options exercised and shares purchased under all share-based arrangements[(1)]	150	889	465
Tax deduction (expense) related to stock options exercised[(2)]	(31)	493	782

(1) During fiscal 2009, 2008 and 2007, we withheld $51,000, $208,000 and $1.8 million, respectively, in shares to satisfy employment taxes on stock option exercises as well as the payment of the exercise price of stock options.
(2) Excludes a tax deduction totaling $62,000 related to the exercise of warrants in fiscal 2007.

No stock-based compensation was capitalized as a part of an asset during fiscal 2009, 2008 or 2007.

To determine the fair value of stock options granted, we used the Black-Scholes option pricing model and the following weighted average assumptions:

Year Ended March 31,	2009	2008
Risk-free interest rate	1.9%	2.7%
Expected dividend yield	0%	0%
Expected lives	2.5 years	6 years
Expected volatility	32.24%	35.65%

There were no options granted in fiscal 2007.

The risk-free rate used is based on the U.S. Treasury yield over the estimated term of the options granted. Since the types of employees that receive option grants are limited to executives and other key employees, we utilize the simplified method accepted under Staff Accounting Bulletin No. 110 to estimate the expected term for all "plain vanilla" option grants. The expected volatility for options granted is calculated based on our historical volatility for a period matching the term of the grant. We have not paid dividends in the past and we do not expect to pay dividends in the future and, therefore, the expected dividend yield is 0%.

We amortize stock-based compensation on a straight-line basis over the vesting period of the individual award, which is the requisite service period. We have not reduced the stock-based compensation for estimated forfeitures as there is no basis for estimating future forfeitures as all unvested options are held by members of senior management and the non-employee Directors.

Shares to be issued under stock-based awards will come from authorized but unissued shares.

Stock Incentive Plan

The Rentrak Corporation 2005 Stock Incentive Plan (the "2005 Plan") replaced the 1997 Non-Officer Employee Stock Option Plan and the 1997 Equity Participation Plan (the "Prior Plans").

Under the 2005 Plan, we may grant incentive or nonqualified stock options, stock appreciation rights, restricted stock or units with time-based vesting, performance shares with vesting tied to performance goals and other equity-based awards to eligible participants, including our officers, other key employees, our non-employee directors and certain consultants. Up to a total of 1.0 million shares of our common stock may be issued pursuant to awards granted under the 2005 Plan, subject to adjustment for changes in capitalization. In addition, shares covered by outstanding stock options under the Prior Plans that are cancelled, terminate or otherwise expire without being exercised become available for grants of new awards under the 2005 Plan.

Our equity-based plans are administered by the Compensation Committee of our Board, which determines the terms and conditions of awards made under the plans. Generally, options granted under the plans vest over periods of one to four years and expire ten years after the date of grant.

As of March 31, 2009, awards covering 367,725 shares of our common stock remained available for grant under our 2005 Plan and 1,949,301 shares of our common stock were reserved for issuance pursuant to the 2005 Plan and the Prior Plans combined.

Stock option activity for fiscal 2009 was as follows:

	Options Outstanding	Weighted Average Exercise Price
Outstanding at March 31, 2008	1,044,276	$ 6.26
Granted	344,875	11.10
Exercised	(39,175)	5.13
Forfeited	(188)	3.99
Outstanding at March 31, 2009	1,349,788	$ 7.53

On October 10, 2008 and November 6, 2008, we granted nonqualified stock options exercisable for a total of 344,875 shares of our common stock pursuant to our 2005 Stock Incentive Plan to 15 employees. The options have an exercise price of $11.10 per share. The options are subject to vesting provisions based on attaining performance goals comparable to those applicable to the SAR awards discussed below and will expire on August 30, 2011 to the extent not previously exercised or terminated. Vesting will be accelerated if a change in control occurs before the performance criteria are met. The fair value of the performance-based options was estimated to be $0.9 million using the Black-Scholes valuation model. However, as of March 31, 2009, no compensation cost has been recognized for these options as we do not currently have sufficient information with which to determine that the conditions are probable of being achieved.

During fiscal 2009, 5,684 shares of common stock with a market value of approximately $51,000 were withheld in payment of the exercise price for stock options in accordance with our stock option plan.

As of March 31, 2009, the unrecognized compensation expense related to unvested stock options, exclusive of the performance-based options discussed above, was $0.1 million, which will be recognized over the weighted average remaining vesting period of 2.8 years.

Certain information regarding options outstanding as of March 31, 2009 was as follows:

	Options Outstanding	Options Exercisable
Number	1,349,788	980,538
Weighted average exercise price	$7.53	$6.19
Aggregate intrinsic value	$3.1 million	$3.1 million
Weighted average remaining contractual term	3.2 years	3.3 years

Deferred stock unit ("DSU") activity for fiscal 2009 was as follows:

	Units Outstanding	Weighted Average Grant Date Fair Value
Outstanding at March 31, 2008	72,000	$12.75
Granted	55,500	12.58
Issued	-	-
Forfeited	-	-
Outstanding at March 31, 2009[(1)]	127,500	$12.67

(1) Of the 127,500 DSUs outstanding at March 31, 2009, 72,000 were vested. However, the DSUs are not issued until the director holding such DSU retires from the Board.

During the first quarter of fiscal 2009, 45,000 DSUs were issued. The total value of these DSUs was $0.5 million and is being recognized over the three-year vesting period. During the second quarter of fiscal 2009, 10,500 DSUs were issued to two new Board members. The total value of these DSUs was $0.2 million and is being recognized over the three-year vesting period.

On April 1, 2009, 45,000 DSUs were issued to members of our Board of Directors. The total value of the DSUs was $0.4 million and is being recognized over the three-year vesting period.

As of March 31, 2009, the unrecognized compensation expense related to unvested DSUs was $0.5 million, which will be recognized over the weighted average remaining vesting period of 2.1 years.

Stock Appreciation Rights Plan

In October 2008, we adopted the Rentrak Corporation Stock Appreciation Rights Plan (the "SAR Plan"), pursuant to which up to a total of 500,000 stock appreciation rights ("SARs") may be awarded to our key employees. Upon vesting, each SAR gives the holder the right to receive, in cash, an amount equal to the increase in the value of a share of our common stock over the base price. The base price will be equal to the closing sale price of a share of our common stock as quoted on The Nasdaq Stock Market on the grant date.

On October 10, 2008 and November 6, 2008, we granted a total of 277,625 SARs to 42 employees. The base price of the SARs for both grant dates was $11.10. Vesting of the SAR awards is subject to performance goals based on the achievement of minimum amounts of operating income by various lines of business. The performance goals relate to the two-year period ending March 31, 2011. Each individual SAR award is subject to a performance goal selected by the relevant line of business, with about 70% of the awards tied to combined operating results for Multi-Screen and OnDemand Essentials™ and the remaining awards to operating results for our PPT Division, Box Office Essentials™, Home Entertainment Essentials™ or Supply Chain Essentials™. We will determine whether the performance goals have been met by no later than June 15, 2011 and vested SARs will be settled in cash based on the closing sale price of our common stock on August 30, 2011 and paid no later than September 30, 2011. The SARs will vest in full if a change in control occurs before the performance criteria are met. As of March 31, 2009, no compensation cost has been recognized for these SARs as the performance goals are not probable of being attained.

Warrants

As of March 31, 2006, we had warrants outstanding to purchase 30,000 shares of our common stock with a purchase price of $7.50 per share and an expiration date of May 16, 2009, which were issued to an investment banking firm in May 2002 as partial consideration for financial advisory services in connection with strategic opportunities or financing transactions of potential interest to us. On November 9, 2006, we issued 12,705 shares of our common stock in full satisfaction of this warrant. The warrant exercise price of $7.50 per share, or a total of $225,000, was satisfied through the tender of the balance of 17,295 shares covered by the warrant with a then current market price of $13.00 per share.

Shareholders' Rights Plan

In May 2005, our Board of Directors approved a replacement shareholders' rights plan designed to ensure that all of our shareholders receive fair and equal treatment in the event of certain proposals to acquire control of Rentrak. Under the rights plan, each shareholder received a dividend of one right for each share of our outstanding common stock, entitling the holders to purchase common stock having a market value equal to twice the exercise price. The rights become exercisable after any person or group acquires 15% or more of our outstanding common stock, or announces a tender offer which would result in the offeror becoming the beneficial owner of 15% or more of our outstanding common stock. Prior to the time that a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, the Board of Directors, at their discretion, may amend the rights plan, redeem the rights for $0.001 per right or waive application of the rights plan with respect to a merger or other acquisition of Rentrak. This rights plan expires May 18, 2015.

Note 12. Commitments

Leases

We lease certain facilities under operating leases expiring at various dates through 2016. Minimum lease payments over the terms of the leases exceeding one year were as follows at March 31, 2009, including amounts for a two-year lease agreement for office space in New York, New York, which was entered into on April 1, 2009 (in thousands):

Year Ending March 31,	
2010	$ 1,195
2011	1,190
2012	1,209
2013	1,209
2014	1,208
Thereafter	3,323
Total minimum lease payments	$ 9,334

The leases require us to pay for taxes, insurance and maintenance and contain escalation clauses. In fiscal 2007, we received $0.9 million from the landlord as an incentive upon our corporate headquarters lease renewal, as well as three months of free rent, the total value of which was recorded as deferred rent on our consolidated balance sheets. The deferred rent is being amortized at the rate of approximately $24,000 per quarter as a reduction to our rent expense over the lease term. Rent expense under operating leases is recognized on a straight-line basis over the terms of the leases and was approximately $1.1 million in fiscal 2009, $1.1 million in fiscal 2008 and $1.0 million in fiscal 2007.

Note 13. Contingencies

We may, from time to time, be a party to legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, the amount of any ultimate liability with respect to these actions is not expected to materially affect our financial condition or results of operations. We currently have no material outstanding litigation.

Note 14. 401(k) Plan

We have an employee benefit plan pursuant to Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for certain qualified employees. Our contributions made to the 401(k) Plan are based on percentages of employees' salaries. The total amount of our contribution is at the discretion of our Board of Directors. Our contributions under the 401(k) Plan for calendar 2008, 2007 and 2006 were approximately $354,000, $131,000 and $108,000, respectively. Our plan year ends on December 31. As of March 31, 2009, we had paid $79,000 and accrued $17,000 for anticipated contributions related to the plan year ending December 31, 2009.

Note 15. Business Segments, Significant Suppliers, Product Lines and Major Customer

We operate in two business segments, our Pay-Per-Transaction ("PPT") Division and Advanced Media and Information ("AMI") Division, and, accordingly, we report certain financial information by individual segment under this structure. The PPT Division focuses on managing our business operations that facilitate the delivery of home entertainment content products and related rental and sales information for that content to our Participating Retailers on a revenue sharing basis. The AMI Division concentrates on the management and growth of our Essentials Suite™ of business information services, primarily offered on a recurring subscription basis, which are no longer in the early stages. Effective July 1, 2008, our Multi-Screen Essentials line of business was moved from the Other Division to the AMI Division. Prior period information has been reclassified to conform to the current presentation.

We did not have any revenues from our Other Division in fiscal 2009, 2008 or 2007.

Assets are not specifically identified by segment as the information is not used by the chief operating decision maker to measure the segments' performance.

Certain information by segment was as follows (in thousands):

	PPT	AMI	Other[1]	Total
Year Ended March 31, 2009				
Sales to external customers	$ 82,320	$ 12,646	$ -	$ 94,966
Depreciation and amortization	99	1,080	571	1,750
Income (loss) from operations	14,648	901	(10,303)	5,246
Year Ended March 31, 2008				
Sales to external customers	$ 82,805	$ 10,383	$ -	$ 93,188
Depreciation and amortization	86	718	629	1,433
Income (loss) from operations	15,216	1,271	(10,881)	5,606
Year Ended March 31, 2007[2]				
Sales to external customers	$ 97,899	$ 7,822	$ -	$ 105,721
Depreciation and amortization	49	1,257	430	1,736
Income (loss) from operations	21,167	(1,052)	(11,824)	8,291

(1) Includes revenue and expenses relating to products and/or services which are still in early stages, as well as corporate expenses and other expenses which are not allocated to a specific segment.

(2) Revenue and income (loss) from operations amounts for fiscal 2007 have been reclassified for the reclassification of DRS revenue to our PPT Division from our AMI Division during fiscal 2008.

Additional results of operations information by segment was as follows:

	Year Ended March 31, [1]					
	2009		2008		2007[2]	
(Dollars in thousands)	Dollars	% of segment revenues	Dollars	% of segment revenues	Dollars	% of segment revenues
PPT Division						
Revenues	$ 82,320	100.0%	$ 82,805	100.0%	$ 97,899	100.0%
Cost of sales	59,492	72.3	59,856	72.3	70,019	71.5
Gross margin	$ 22,828	27.7%	$ 22,949	27.7%	$ 27,880	28.5%
AMI Division						
Revenues	$ 12,646	100.0%	$ 10,383	100.0%	$ 7,822	100.0%
Cost of sales	3,083	24.4	1,958	18.9	2,223	28.4
Gross margin	$ 9,563	75.6%	$ 8,425	81.1%	$ 5,599	71.6%

(1) Percentages may not add due to rounding.

(2) Revenue amounts for fiscal 2007 have been reclassified for the reclassification of DRS revenue to our PPT Division from our AMI Division during fiscal 2008.

Revenue by service activity was as follows (in thousands):

Year Ended March 31,	2009	2008	2007
Order processing fees	$ 8,644	$ 7,593	$ 9,136
Transaction fees	53,274	54,324	64,935
Sell-through fees	13,432	14,093	15,356
DRS	6,410	6,171	7,586
Essentials Suite™	12,646	10,383	7,822
Other	560	624	886
	$ 94,966	$ 93,188	$ 105,721

During fiscal 2009, 2008 and 2007, we had several Program Suppliers that supplied product in excess of 10% of our total revenues as follows:

Year Ended March 31,	2009	2008	2007
Program Supplier 1	17%	17%	17%
Program Supplier 2	15%	17%	20%
Program Supplier 3	13%	12%	2%
Program Supplier 4	11%	15%	12%
Program Supplier 5	6%	7%	16%

There were no other Program Suppliers who provided product that accounted for 10% or more of our total revenues for fiscal 2009, 2008 or 2007. Our agreement with our fifth largest Program Supplier expired March 31, 2007. Although management does not believe that the relationships with our significant Program Suppliers will be terminated in the near term, a loss of any one of these suppliers could have an adverse effect on our financial condition and results of operations.

There were no customers that accounted for 10% or more of our total revenue in fiscal 2009, 2008 or 2007.

QUARTERLY FINANCIAL DATA

Unaudited quarterly financial data for each of the eight quarters in the two-year period ended March 31, 2009 was as follows (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2009				
Revenue	$ 25,353	$ 24,327	$ 22,973	$ 22,313
Income from operations	1,681	1,279	475	1,811
Net income	1,036	842	1,238	2,247
Basic net income per share	0.10	0.08	0.12	0.21
Diluted net income per share	0.09	0.08	0.11	0.21
2008				
Revenue	$ 24,238	$ 22,777	$ 23,875	$ 22,298
Income from operations	1,835	1,573	619	1,579
Net income	1,248	1,110	547	1,689
Basic net income per share	0.12	0.10	0.05	0.16
Diluted net income per share	0.11	0.10	0.05	0.15

Rentrak Corporation
Valuation and Qualifying Accounts
Schedule II
(In thousands)

	Balance at Beginning of Period	Additions (Reductions) to Reserve	Write-Offs Charged Against Reserves	Recoveries	Balance at End of Period
Allowance for doubtful accounts					
Fiscal 2007	$ 461	$ -	$ (400)	$ 535	$ 596
Fiscal 2008	596	-	(801)	777	572
Fiscal 2009	572	-	(1,206)	1,231	597
Program Supplier reserve					
Fiscal 2007	$ 32	$ 23	$ (9)	$ (23)	$ 23
Fiscal 2008	23	17	(22)	(1)	17
Fiscal 2009	17	21	(16)	(1)	21
Valuation allowance on deferred tax assets					
Fiscal 2007	$ 624	$ (517)	$ -	$ -	$ 107
Fiscal 2008	107	(27)	-	-	80
Fiscal 2009	80	-	-	-	80

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (Exchange Act). Based on that evaluation our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner, and (2) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a –15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* Based on our evaluation under the framework in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*, our management concluded that our internal control over financial reporting was effective as of March 31, 2009. Our internal control over financial reporting as of March 31, 2009 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Rentrak Corporation

We have audited Rentrak Corporation and subsidiaries' internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rentrak Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Rentrak Corporation and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2009 and our report dated June 2, 2009 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Portland, OR
June 2, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Pursuant to General Instruction G(3) to Form 10-K, the information called for by this item is incorporated by reference from our definitive Proxy Statement for our 2009 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. See "Election of Directors," "Committees and Meetings of the Board," "Code of Ethics," "Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management - Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION

Pursuant to General Instruction G(3) to Form 10-K, the information called for by this item is incorporated by reference from our definitive Proxy Statement for our 2009 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. See "Executive Compensation," "Director Compensation for Fiscal 2009" and "Report of the Compensation Committee."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information, as of March 31, 2009, about shares of our common stock that may be issued under our equity compensation plans and arrangements.

Equity Compensation Plan Information

Plan Category[(1)]	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by shareholders[(2)]	1,425,850	$7.63[(4)]	367,725
Equity compensation plans not approved by shareholders[(3)]	51,438	$5.06	-
Total	1,477,288	$7.53	367,725

(1) See Note 11 of Notes to Consolidated Financial Statements for a description of the significant terms of the outstanding options and deferred stock units.
(2) Equity compensation plans approved by shareholders include the 2005 Stock Incentive Plan and the 1997 Equity Participation Plan, as amended.
(3) Equity compensation plans or arrangements approved by our board of directors, but not submitted for shareholder approval include the 1997 Non-Officer Employee Stock Option Plan.
(4) The weighted average exercise price does not take into account deferred stock units ("DSUs") granted to our non-employee directors under the 2005 Stock Incentive Plan. DSUs represent the right to receive shares of our common stock upon ceasing to be a director following a specified vesting period, with immediate vesting in full upon death, disability or a change in control of Rentrak. There were 127,500 DSUs outstanding at March 31, 2009, representing the right to receive an equal number of shares.

Pursuant to General Instruction G(3) to Form 10-K, additional information called for by this item is incorporated by reference from our definitive Proxy Statement for our 2009 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. See "Security Ownership of Certain Beneficial Owners and Management – Stock Ownership Table."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Pursuant to General Instruction G(3) to Form 10-K, the information called for by this item is incorporated by reference from our definitive Proxy Statement for our 2009 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. See "Election of Directors" and "Committees and Meetings of the Board."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to General Instruction G(3) to Form 10-K, the information called for by this item is incorporated by reference from our definitive Proxy Statement for our 2009 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. See "Matters Relating to Our Auditors."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Schedules

The Consolidated Financial Statements, together with the report thereon of our independent registered public accounting firm, are included on the pages indicated below:

	Page
Report of Grant Thornton LLP, Independent Registered Public Accounting Firm	31
Consolidated Balance Sheets as of March 31, 2009 and 2008	32
Consolidated Income Statements for the years ended March 31, 2009, 2008 and 2007	33
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended March 31, 2009, 2008 and 2007	34
Consolidated Statements of Cash Flows for the years ended March 31, 2009, 2008 and 2007	35
Notes to Consolidated Financial Statements	36
Quarterly Financial Data	54

The following schedule is filed herewith:

Schedule II	Valuation and Qualifying Accounts	54

Schedules not included have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Exhibits

The exhibits required to be filed pursuant to Item 601 of Regulation S-K are listed in the Exhibit Index, which immediately follows the signature page of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2009

RENTRAK CORPORATION

By:/s/ Paul A. Rosenbaum
Paul A. Rosenbaum
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on June 11, 2009.

Principal Executive Officer and Director:

By: /s/ Paul A. Rosenbaum
Paul A. Rosenbaum
Chairman of the Board and
Chief Executive Officer

Principal Financial and Accounting Officer:

By: /s/ Mark L. Thoenes
Mark L. Thoenes
Executive Vice President
and Chief Financial Officer

Majority of Directors:

By: /s/ Judith G. Allen
Judith G. Allen, Director

By: /s/ Thomas D. Allen
Thomas D. Allen, Director

By: /s/ Cecil D. Andrus
Cecil D. Andrus, Director

By: /s/ George H. Kuper
George H. Kuper, Director

By: /s/ Brent Rosenthal
Brent Rosenthal, Director

By: /s/ Ralph R. Shaw
Ralph R. Shaw, Director

EXHIBIT INDEX

The following exhibits are filed herewith or, if followed by a number in parentheses, are incorporated herein by reference from the corresponding exhibit filed in the report or registration statement identified in the footnotes following this index:

Exhibit Number	Exhibit Description
3.1	Restated Articles of Incorporation of Rentrak Corporation as filed on June 10, 2005. (17)
3.2	Bylaws of Rentrak Corporation as amended through August 21, 2008. (1)
10.1*	Summary of Compensation Arrangements for Non-Employee Directors of Rentrak Corporation.
10.2*	The 1997 Equity Participation Plan of Rentrak Corporation, as amended. (2)
10.3*	Form of Non-Qualified Stock Option Agreement under 1997 Equity Participation Plan. (3)
10.4*	Form of Incentive Stock Option Agreement under 1997 Equity Participation Plan. (4)
10.5*	The 1997 Non-Officer Employee Stock Option Plan of Rentrak Corporation. (10)
10.6*	Amendment to the 1997 Non-Officer Employee Stock Option Plan of Rentrak Corporation. (11)
10.7*	Second Amendment to the 1997 Non-Officer Employee Stock Option Plan of Rentrak Corporation. (12)
10.8*	Third Amendment to the 1997 Non-Officer Employee Stock Option Plan of Rentrak Corporation. (13)
10.9*	Rentrak Corporation 2005 Stock Incentive Plan. (18)
10.10*	Form of Award Agreement for Non-Qualified Stock Option under 2005 Stock Incentive Plan. (19)
10.11	Credit Agreement, dated December 1, 2008 between Rentrak Corporation and Wells Fargo Bank, National Association. (32)
10.18	Revolving Line of Credit Note dated December 1, 2008 between Rentrak Corporation and Wells Fargo Bank, National Association. (33)
10.19*	Employment Agreement with Mark L. Thoenes effective January 1, 2007. (5)
10.20*	Employment Agreement with Timothy J. Erwin effective January 1, 2007. (26)
10.21	Rights Agreement dated as of May 18, 2005, between Rentrak Corporation and U.S. Stock Transfer Corporation. (6)
10.22*	Incentive Stock Option Agreement with Paul A. Rosenbaum dated March 30, 2001. (7)
10.23*	Non-Qualified Stock Option Agreement with Paul A. Rosenbaum dated March 30, 2001. (8)
10.24*	Incentive Stock Option Agreement with Paul A. Rosenbaum dated February 9, 2005. (21)
10.25*	Non-Qualified Stock Option Agreement with Paul A. Rosenbaum dated February 9, 2005. (22)
10.26*	Employment Agreement with Amir Yazdani effective January 1, 2007. (27)
10.27*	Employment Agreement with Paul A. Rosenbaum dated October 1, 2001. (9)
10.28*	Employment Agreement between Rentrak Corporation and Marty Graham effective January 1, 2007. (20)
10.29*	Employment Agreement between Kenneth M. Papagan and Rentrak Corporation effective January 1, 2007. (14)
10.30*	Employment Agreement between Cathy Hetzel and Rentrak Corporation effective January 1, 2007. (15)
10.31*	Employment Agreement dated January 1, 2007 between Ronald Giambra and Rentrak Corporation. (25)
10.32*	Form of Award Agreement for Non-Employee Director Deferred Stock Units. (24)
10.34*	Employment Agreement between Christopher E. Roberts and Rentrak Corporation effective January 1, 2008. (28)
10.35*	Rentrak Corporation Stock Appreciation Rights Plan. (29)
10.36*	Form of Award Agreement for Non-Qualified Stock Option for awards made on October 10, 2008. (30)
10.37*	Form of Award Agreement for Stock Appreciation Rights for awards made on October 10, 2008. (31)
21	List of Subsidiaries of Registrant. (16)
23	Consent of GRANT THORNTON LLP, independent registered public accounting firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
99	Description of Capital Stock of Rentrak Corporation. (23)

* Management Contract or Compensatory Plan or Arrangement.

1. Filed as Exhibit 3.2 to Form 8-K filed on August 27, 2008.
2. Filed as Exhibit 10.10 to 2002 Form 10-K filed on June 28, 2002.
3. Filed as Exhibit 10.8 to 2003 Form 10-K filed on June 26, 2003.
4. Filed as Exhibit 10.9 to 2003 Form 10-K filed on June 26, 2003.
5. Filed as Exhibit 10.1 to Form 8-K filed on May 4, 2007.
6. Filed as Exhibit 4.1 to Form 8-K filed on May 18, 2005.
7. Filed as Exhibit 10.30 to 2001 Form 10-K filed on June 29, 2001.
8. Filed as Exhibit 10.31 to 2001 Form 10-K filed on June 29, 2001.
9. Filed as Exhibit 10.1 to Form 10-Q filed on February 14, 2002.
10. Filed as Exhibit 4.1 to Form S-8 filed on June 5, 1997.
11. Filed as Exhibit 4.1 to Form S-8 filed on October 29, 1997.
12. Filed as Exhibit 10.31 to 2002 Form 10-K filed on June 28, 2002.
13. Filed as Exhibit 10.1 to Form 10-Q filed on November 13, 2002.
14. Filed as Exhibit 10.1 to Form 8-K filed on February 26, 2007.
15. Filed as Exhibit 10.1 to Form 8-K filed on March 27, 2007.
16. Filed as Exhibit 21 to Form 10-K filed on July 14, 2004.
17. Filed as Exhibit 3.1 to Form 10-K filed on June 13, 2005.
18. Filed as Exhibit 10.1 to Form 8-K filed on August 31, 2005.
19. Filed as Exhibit 10.1 to Form 10-Q filed on November 8, 2005.
20. Filed as Exhibit 10.1 to Form 8-K filed on March 6, 2007.
21. Filed as Exhibit 10.17 to Form 10-K filed on June 13, 2005.
22. Filed as Exhibit 10.18 to Form 10-K filed on June 13, 2005.
23. Filed as Exhibit 99.1 to Form 8-K filed on May 18, 2005.
24. Filed as Exhibit 10.1 to Form 10-Q filed on November 9, 2006.
25. Filed as Exhibit 10.1 to Form 10-Q filed on August 9, 2007.
26. Filed as Exhibit 10.19 to Form 10-K filed on June 13, 2007.
27. Filed as Exhibit 10.25 to Form 10-K filed on June 13, 2007.
28. Filed as Exhibit 10.36 to Form 10-K filed on June 13, 2008.
29. Filed as Exhibit 10.1 to Amendment No. 1 on Form 8-K/A filed on October 14, 2008.
30. Filed as Exhibit 10.2 to Form 10-Q filed on November 5, 2008.
31. Filed as Exhibit 10.3 to Form 10-Q filed on November 5, 2008.
32. Filed as Exhibit 10.1 to Form 10-Q filed on February 5, 2009.
33. Filed as Exhibit 10.2 to Form 10-Q filed on February 5, 2009.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated June 2, 2009, with respect to the consolidated financial statements, schedule and internal control over financial reporting included in the Annual Report of Rentrak Corporation and subsidiaries on Form 10-K for the year ended March 31, 2009. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Rentrak Corporation and subsidiaries on Forms S-8 (File Nos.; 333-28565, effective June 5, 1997; 333-39021, effective October 29, 1997; 333-62523, effective August 31, 1998; 333-110781, effective November 26, 2003; 333-110782, effective November 26, 2003; 333-136466, effective August 9, 2006; and 333-153643, effective September 24, 2008).

/s/ Grant Thornton LLP

Portland, Oregon
June 2, 2009

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) OR RULE 15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

I, Paul A. Rosenbaum, certify that:

1. I have reviewed this annual report on Form 10-K of Rentrak Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 11, 2009

By: /s/ Paul A. Rosenbaum
Paul A. Rosenbaum
Chairman of the Board and
Chief Executive Officer
Rentrak Corporation

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a) OR RULE 15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

I, Mark L. Thoenes, certify that:

1. I have reviewed this annual report on Form 10-K of Rentrak Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 11, 2009

By: /s/ Mark L. Thoenes
Mark L. Thoenes
Executive Vice President
And Chief Financial Officer
Rentrak Corporation

EXHIBIT 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(b) OR RULE 15d-14(b)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND 18 U.S.C. SECTION 1350**

In connection with the Annual Report of Rentrak Corporation (the "Company") on Form 10-K for the fiscal year ended March 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul A. Rosenbaum, Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Paul A. Rosenbaum
Paul A. Rosenbaum
Chairman of the Board and
Chief Executive Officer
Rentrak Corporation
June 11, 2009

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(b) OR RULE 15d-14(b)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND 18 U.S.C. SECTION 1350

In connection with the Annual Report of Rentrak Corporation (the "Company") on Form 10-K for the fiscal year ended March 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark L. Thoenes, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Mark L. Thoenes
Mark L. Thoenes
Executive Vice President
and Chief Financial Officer
Rentrak Corporation
June 11, 2009

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CORPORATE HEADQUARTERS

One Airport Center
7700 N.E. Ambassador Place
Portland, Oregon 97220
800.929.1312
rentrak.com

STOCK TRANSFER AGENT

Computershare
1745 Gardenia Avenue
Glendale, California 91204
818.502.1404

AUDITORS

Grant Thornton LLP
Portland, Oregon

LEGAL COUNSEL

Miller Nash LLP
Portland, Oregon

INVESTOR RELATIONS COUNSEL

PondelWilkinson
Los Angeles, California

COMMON STOCK

Rentrak common stock is traded
on the NASDAQ Global Select Market
under the symbol RENT.

ANNUAL SHAREHOLDERS MEETING

August 20, 2009 at 10:00 am EDT
New York, New York



RENTRAK

7700 N.E. Ambassador Place
Portland, Oregon 97220

P.O. Box 18888
Portland, Oregon 97218

Rentrak.com